As filed with the Securities and Exchange Commission on January 27, 2025
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ANGI INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	82-1204801 (I.R.S. Employer Identification Number)
3601 Walnut Street, Denver, Colorado 80205
Telephone: (303) 963-7200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Shannon Shaw
Chief Legal Officer
Angi Inc.
c/o IAC Inc.
555 West 18th Street
New York, New York 10011
Telephone: (212) 314-7300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copy to:
Andrew J. Nussbaum, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION. PRELIMINARY PROSPECTUS, DATED JANUARY 27, 2025.
PROSPECTUS
Class A Common Stock
This prospectus relates to a special dividend by IAC Inc., a Delaware corporation (which we refer to as “IAC”), to the holders of IAC’s common stock, par value $0.0001 per share (which we refer to as “IAC common stock”) and IAC’s Class B common stock, par value $0.0001 per share (which we refer to as “IAC Class B common stock”) of all of the shares of common stock of Angi Inc. (“Angi,” “we,” “us”, “our” or the “Company”) owned by IAC. IAC currently owns [•] shares of Class A common stock, par value $0.001 per share, of Angi (which we refer to as “Angi Class A common stock”) and [•] shares of Class B common stock, par value $0.001 per share, of Angi (which we refer to as “Angi Class B common stock”), which shares of Angi Class B common stock are convertible to shares of Angi Class A common stock on a one-for-one basis. Prior to the effective time of the special dividend, IAC intends to voluntarily convert all of the shares of Angi Class B common stock that it owns to shares of Angi Class A common stock. As a result of this conversion, there will be no shares of Angi Class B common stock outstanding, and the only class of Angi capital stock with shares outstanding will be the Angi Class A common stock.
The special dividend, which we refer to as the “Distribution”, will be paid on [•], 2025 (which we refer to as the “distribution date”) to holders of record of IAC common stock and IAC Class B common stock, as of the close of business, New York City time, on [•], 2025 (which we refer to as the “record date”), on a pro rata basis, subject to the satisfaction or waiver of certain conditions to the Distribution that are described in this prospectus. IAC expects to distribute approximately [•] shares of Angi Class A common stock in the Distribution (as adjusted for the anticipated occurrence of the reverse stock split of outstanding shares of Angi common stock described in this prospectus), which IAC expects will represent approximately [•]% of the outstanding shares of Angi Class A common stock as of the distribution date. Based on the number of shares of IAC common stock and IAC Class B common stock outstanding and the number of shares of Angi capital stock owned by IAC, in each case as of [•], 2025 and adjusted for the anticipated occurrence of the reverse stock split of Angi Class A common stock and Angi Class B common stock described in this prospectus, IAC expects that approximately [•] shares of Angi Class A common stock will be distributed in respect of each share of IAC common stock and IAC Class B common stock. No fractional shares of Angi Class A common stock will be received by IAC stockholders. Instead, IAC stockholders will receive a cash payment in lieu of any fractional share of Angi Class A common stock that they otherwise would have received, as described herein. Immediately following the Distribution, there will no longer be any shares of Angi Class B common stock outstanding and IAC will no longer hold any shares of Angi’s capital stock. As a result of the Distribution, Angi will cease to be a “controlled company” as defined under the Nasdaq listing rules and, as of the distribution date, will no longer rely on exemptions from corporate governance requirements that are available to controlled companies, except that it may rely on phase-in exemptions for a limited period of time as permitted.
No vote of IAC stockholders or Angi stockholders is required to approve the Distribution. Neither IAC nor Angi is asking you for a proxy, and you are not required to send a proxy. IAC stockholders will not be required to pay any consideration for the shares of Angi Class A common stock they receive in the Distribution, and they will not be required to surrender or exchange shares of their IAC common stock and/or IAC Class B common stock in connection with the Distribution.
Pursuant to the registration statement of which this prospectus forms a part, Angi is registering shares of Angi Class A common stock that will be distributed by IAC in order for IAC to effect the Distribution, though IAC stockholders will not be required to pay any consideration for the shares of Angi Class A common stock they receive in the Distribution and IAC will not receive any proceeds in connection with the Distribution. Angi will not be selling or distributing any shares of its common stock itself pursuant to this prospectus, and Angi will not receive any proceeds from the transactions described in this prospectus. Angi has agreed to pay certain expenses relating to the Distribution.

The completion of the Distribution remains subject to the satisfaction or waiver by IAC of important conditions, which are described in this prospectus, and accordingly the Distribution may not be completed on the timeline anticipated or at all.
Prior to the effectiveness of the Distribution, Angi expects to effect a reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten (which we refer to as the “reverse stock split”).
If the Distribution is completed, Angi expects that its amended and restated certificate of incorporation and amended and restated bylaws will each be amended in order to implement certain changes relating to Angi ceasing to have a controlling stockholder (we refer to these amendments to Angi’s amended and restated certificate of incorporation as the “Distribution Amendments”). These amendments will not become effective unless the Distribution is completed. If they become effective, the amendments will provide for a classified Angi board of directors (subject to a sunset at the Angi 2032 annual meeting of stockholders), provide that Angi stockholders must take action at a meeting rather than by written consent, provide that vacancies on the board may be filled only by the board of directors, and provide for Angi to opt into the Delaware statutory provision relating to limitations on business combinations with interested stockholders. Angi’s board of directors has approved the proposed amendments to Angi’s amended and restated certificate of incorporation and amended and restated bylaws, subject to the completion of the Distribution, and expects that a subsidiary of IAC, in its capacity as the record holder of a majority of Angi shares entitled to vote on the matter, will approve the proposed amendments to Angi’s amended and restated certificate of incorporation. No further stockholder approval would then be required. If the Distribution is not completed, these amendments will not become effective.
If the amendments to the Angi amended and restated certificate of incorporation are approved through a stockholder written consent, Angi will file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), and provide to Angi stockholders, an Information Statement on Schedule 14C with respect to the Distribution Amendments and the amendment to Angi’s amended and restated certificate of incorporation required for the reverse stock split.
The Angi Class A common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “ANGI.” The last reported sale price of the Angi Class A common stock on January 27, 2025 was $1.93 per share.
We urge you to read carefully this prospectus, any accompanying prospectus supplement and any other offering materials filed or provided by us before you make your investment decision.
Investing in our common stock involves risk. You should consider the risks described in “Risk Factors” beginning on page 10 of this prospectus before investing in our common stock.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is [•], 2025.

You should rely only on the information contained in this prospectus, any accompanying prospectus supplement, any free writing prospectus prepared by us and which we have provided to you, and the documents incorporated by reference into this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information or make any representation that is different from those set forth herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any accompanying prospectus supplement and any free writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by us and which we have provided to you do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus is correct on any date after the respective dates of this prospectus, such prospectus supplement or such free writing prospectus, as applicable, even though this prospectus, such prospectus supplement or such free writing prospectus is delivered or securities are sold pursuant to this prospectus, such prospectus supplement or such free writing prospectus at a later date. Since the respective dates of this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by us and which we have provided to you, the business, financial condition, results of operations and prospects of Angi may have changed.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own legal, tax, financial or other professional advisors. All summaries of, and references to, any agreements described in this prospectus (including through incorporation by reference) are qualified by the full copies of and complete text of such agreements, which are attached to this prospectus as annexes and/or filed as exhibits to the registration statement on Form S-3 of which this prospectus forms a part and incorporated by reference into this prospectus. All such exhibits are available on the Electronic Data Gathering Analysis and Retrieval System of the SEC website at www.sec.gov. See the section of this prospectus entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.

i

CERTAIN DEFINITIONS
Unless otherwise indicated or as the context otherwise requires, references in this prospectus to “Angi,” the “Company,” “we,” “us,” “our” and similar names refer to Angi Inc., a Delaware corporation, and references in this prospectus to:
•
“Angi board of directors” refers to the board of directors of Angi;

•
“Angi capital stock” refers to Angi Class A common stock and Angi Class B common stock;

•
“Angi Class A common stock” refers to the shares of Class A common stock, par value $0.001 per share, of Angi;

•
“Angi Class B common stock” refers to the shares of Class B common stock, par value $0.001 per share, of Angi;

•
“DGCL” refers to the General Corporation Law of the State of Delaware, as amended;

•
“Distribution” refers to the special dividend by IAC of all of the shares of Angi Class A common stock that are owned by IAC after the voluntary conversion by IAC of all shares of Angi Class B common stock held by IAC into shares of Angi Class A common stock, in accordance with Angi’s amended and restated certificate of incorporation, that will be paid pro rata to holders of record of IAC common stock and IAC Class B common stock as of the record date;

•
“Distribution Amendments” refers to the amendments to Angi’s amended and restated certificate of incorporation that Angi expects will be made if the Distribution is completed, in order to implement certain changes relating to Angi ceasing to have a controlling stockholder;

•
“distribution date” refers to the date of the Distribution;

•
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•
“IAC board of directors” refers to the board of directors of IAC;

•
“IAC capital stock” refers to IAC common stock and IAC Class B common stock;

•
“IAC Class B common stock” refers to the shares of Class B common stock, par value $0.0001 per share, of IAC;

•
“IAC common stock” refers to the shares of common stock, par value $0.0001 per share, of IAC;

•
“IAC” refers to IAC Inc., a Delaware corporation;

•
“record date” refers to the close of business, New York City time, on [•], 2025;

•
“reverse stock split” refers to the reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten, that Angi expects to effect prior to the effectiveness of the Distribution; and

•
“Securities Act” refers to the Securities Act of 1933, as amended.

ii

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. You should read this prospectus, including the documents incorporated by reference herein, and the related registration statement carefully. This prospectus and registration statement contain important information you should consider when making your investment decision.
You should rely only on the information contained in this prospectus, any accompanying prospectus supplement, any free writing prospectus prepared by us and which we have provided to you, and the documents incorporated by reference into this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information or make any representation that is different from those set forth herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any accompanying prospectus supplement and any free writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by us and which we have provided to you do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus is correct on any date after the respective dates of this prospectus, such prospectus supplement or such free writing prospectus, as applicable, even though this prospectus, such prospectus supplement or such free writing prospectus is delivered or securities are sold pursuant to this prospectus, such prospectus supplement or such free writing prospectus at a later date. Since the respective dates of this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by us and which we have provided to you, the business, financial condition, results of operations and prospects of Angi may have changed.

SUMMARY
The following is a summary of some of the important information contained in this prospectus or incorporated by reference in this prospectus and does not contain all of the information that you need to consider in making your investment decision. In addition to this summary, you should read the entire prospectus carefully, including (1) the risks associated with the Distribution and the securities of Angi after the Distribution, as discussed under “Risk Factors” and (2) the unaudited pro forma condensed consolidated financial statements for Angi, included as Annex A to this prospectus. In addition, we incorporate by reference into this prospectus important business and financial information about Angi, including the historical financial statements and related notes for Angi. For more information on how you may obtain copies of these documents, see the section entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.
Company Information
Angi Inc.
3601 Walnut Street
Denver, Colorado 80205
Telephone: (303) 963-7200
Angi Inc. (Nasdaq: ANGI) is a Delaware corporation that connects quality home service professionals with consumers across more than 500 different categories, from repairing and remodeling homes to cleaning and landscaping.
For information regarding the results of Angi’s historical operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Angi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is incorporated by reference into this prospectus. For pro forma condensed consolidated financial information of Angi giving effect to the Distribution, see Annex A to this prospectus.
Additional information about Angi and its subsidiaries is included in the documents incorporated by reference in this prospectus. See the sections entitled “Where You Can Find More Information” beginning on page 17 of this prospectus and “Incorporation of Certain Documents by Reference” beginning on page 18 of this prospectus.
The Distribution (page 20)
On [•], 2025, IAC announced that its board of directors had declared a special dividend to the registered holders of IAC common stock and IAC Class B common stock, on a pro rata basis, of all of the shares of Angi Class A common stock that will be owned by IAC as of immediately prior to the effective time of the Distribution. IAC currently owns [•] shares of Angi Class A common stock and [•] shares of Angi Class B common stock, which shares of Angi Class B common stock are convertible to shares of Angi Class A common stock on a one-for-one basis. Prior to the effective time of the Distribution, IAC intends to voluntarily convert all of the shares of Angi Class B common stock owned by IAC into an equivalent number of shares of Angi Class A common stock. As a result of this conversion, as of the distribution date, there will be no shares of Angi Class B common stock outstanding, and the only class of Angi capital stock with shares outstanding will be the Angi Class A common stock. The effective time of the Distribution will be as of the close of business, New York City time, [•] on [•], 2025, subject to the satisfaction or waiver of certain conditions to the Distribution that are described in this prospectus. IAC expects to distribute approximately [•] shares of Angi Class A common stock in the Distribution (as adjusted for the anticipated occurrence of the reverse stock split of outstanding shares of Angi common stock described in this prospectus), which IAC expects will represent approximately [•]% of the outstanding shares of Angi Class A common stock as of the distribution date. Based on the number of shares of IAC common stock and IAC Class B common stock outstanding and the number of shares of Angi capital stock owned by IAC, in each case as of [•], 2025, and adjusted for the anticipated occurrence of the reverse stock split of Angi Class A common stock and Angi Class B common stock described in this prospectus, IAC expects that approximately [•] shares of Angi Class A common stock will be distributed in respect of each share of IAC common stock and IAC Class B common stock. No fractional shares of Angi Class A common stock will be distributed to IAC stockholders in the Distribution. Instead, IAC stockholders will receive a cash payment in lieu of any fractional share of Angi Class A common stock that they otherwise would have received, as described herein.
Immediately following the Distribution, there will no longer be any shares of Angi Class B common stock outstanding and IAC will no longer hold any shares of Angi capital stock.
Following the Distribution, shares of IAC capital stock will continue to trade on The Nasdaq Global Select Market under the symbol “IAC,” and shares of Angi Class A common stock will continue to trade on The Nasdaq Global Select Market under the symbol “ANGI.” No vote of IAC stockholders or Angi stockholders is required in connection with the Distribution. Neither IAC nor Angi is asking you for a proxy, and you are not required to send a proxy. IAC stockholders will not be required to pay any consideration for the shares of Angi Class A common stock they receive in the Distribution, and they will not be required to surrender or exchange shares of their IAC common stock and/or IAC Class B common stock in connection with the Distribution. The Distribution will not affect the number of shares of IAC capital stock that are held by IAC stockholders as of the distribution date.
Pursuant to the registration statement of which this prospectus forms a part, Angi is registering shares of Angi Class A common stock that will be distributed by IAC in order for IAC to effect the Distribution, though IAC stockholders will not be required to pay any consideration for the shares of Angi Class A common stock they receive in the Distribution and IAC will not receive any proceeds in connection with the Distribution. Angi will not be selling or distributing any shares of its common stock itself pursuant to this prospectus, and Angi will not receive any proceeds from the transactions described in this prospectus. Angi has agreed to pay certain expenses relating to the Distribution.
See the section entitled “The Distribution” beginning on page 20 of this prospectus.
Loss of Controlled Company Status
Prior to the Distribution, IAC controls a majority of the voting power of Angi’s outstanding capital stock. As a result of the Distribution, IAC will cease to own or control any of Angi’s outstanding capital stock, Angi will cease to be a “controlled company” under the Nasdaq listing standards and, as of the distribution date, Angi will no longer rely on exemptions from corporate governance requirements that are available to controlled companies, except that Angi may rely on phase-in exemptions for a limited period of time, as permitted. Upon the consummation of the Distribution, Angi expects to be in full compliance with all applicable Nasdaq corporate governance requirements, taking into account such permitted phase-in exemptions.
Post-Distribution Governance and Management of Angi (page 22)
Angi will file with the SEC, and provide to Angi stockholders, an Information Statement on Schedule 14C with respect to the Distribution Amendments and the amendment to Angi’s amended and restated certificate of incorporation required for the reverse stock split.
If the Distribution is completed, Angi expects that its amended and restated certificate of incorporation and amended and restated bylaws will each be amended in order to implement certain changes relating to Angi ceasing to have a controlling stockholder. These amendments will not become effective unless the Distribution is completed. If they become effective, the Distribution Amendments will provide for a classified Angi board of directors (subject to a sunset at the Angi 2032 annual meeting of stockholders), provide that Angi stockholders must take action at a meeting rather than by written consent, provide that vacancies on the board may be filled only by the board of directors, and provide for Angi to opt into the Delaware statutory provision relating to limitations on business combinations with interested stockholders. The Angi board of directors has approved the proposed Distribution Amendments and the proposed amendment to Angi’s amended and restated bylaws, subject to the completion of the Distribution, and expects that a subsidiary of IAC, in its capacity as the record holder of a majority of Angi shares entitled to vote on the matter, will approve the proposed Distribution Amendments. No further stockholder approval will be required. If the Distribution is not completed, these amendments will not become effective.
Upon the earlier of the completion of the Distribution and May 31, 2025, Joseph Levin, the current Chairman of the Angi board of directors, will become the Executive Chairman of Angi. It is anticipated that Christopher Halpin, Kendall Handler, and Mark Stein will resign from the Angi board of directors in connection with the closing of the Distribution. Upon the effectiveness of such resignations, the size of the Angi board of directors will be reduced to eliminate the resulting vacancies.
Relationship Between IAC and Angi After the Distribution (page 24)
Following the Distribution, IAC and Angi will both be independent, publicly traded companies. IAC and Angi are party to a number of agreements that were put in place in 2017 when IAC’s HomeAdvisor business and Angie’s List, Inc. were combined (the “Separation Agreements”). These Separation Agreements will survive the Distribution in accordance with their terms (except as noted otherwise in this prospectus).
See the section entitled “The Distribution — Relationship Between IAC and Angi After the Distribution” beginning on page 24 of this prospectus.
Recent Developments (page 28)
Prior to the completion of the Distribution, and regardless of whether the Distribution occurs, Angi expects to effect a reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten. This will be effected pursuant to an amendment to Angi’s amended and restated certificate of incorporation, which the Angi board of directors has approved. Angi expects that a subsidiary of IAC, in its capacity as the record holder of a majority of Angi shares entitled to vote on the matter, will approve the amendment to Angi’s amended and restated certificate of incorporation to authorize the reverse stock split. Following such approval, the Angi board of directors will be able to effect the reverse stock split at any time after the 20th day following the mailing of the Information Statement on Schedule 14C to Angi stockholders describing the reverse stock split.
The Angi board of directors considered various factors in connection with approving the amendment to Angi’s amended and restated certificate of incorporation for the reverse stock split. The primary purposes of the reverse stock split include improving the perception of Angi Class A common stock as an investment security and decreasing price volatility for Angi Class A common stock, as currently small price movements may cause relatively large percentage changes in the stock price. The Angi board of directors considered that any resulting increase in the per share price of Angi Class A common stock following a reverse stock split could encourage increased investor interest in the stock and promote greater liquidity for holders of Angi Class A common stock, although they noted that there was no assurance that the reverse stock split would cause any such increase.
If the reverse stock split is effected, no fractional shares of Angi Class A common stock or Angi Class B common stock will be issued. In lieu of fractional shares that would otherwise be issued, (i) all fractional shares otherwise issuable to the holders of Angi Class A common stock in the reverse stock split will be aggregated and sold by the Company’s transfer agent as soon as practicable after the effective time of the reverse stock split on the basis of prevailing market prices of the Angi Class A common stock at the time of sale, and (ii) all fractional shares of Angi Class B common stock otherwise issuable to the holders of Angi Class B common stock in the reverse stock split will be reclassified into the same number of fractional shares of Angi Class A common stock and then aggregated and sold by the Company’s transfer agent on the basis of prevailing market prices of the Angi Class A common stock at the time of sale. After such sale, the net proceeds derived from the sale of fractional interests will be distributed to holders who would otherwise have been entitled to receive fractional shares of Angi Class A common stock or Angi Class B common stock pro rata based on the number of fractional shares that they would otherwise be entitled to receive. In the case of shares of Angi Class A common stock held in street name, the applicable broker, bank or nominee will determine the process for dealing with any entitlements to fractional shares of Angi Class A common stock, which may include allocation of fractional shares at the account level.
Material U.S. Federal Income Tax Consequences (page 41)
It is a condition to the completion of the Distribution that IAC receive an opinion of IAC’s outside counsel satisfactory to the IAC board of directors regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, it is expected that, for U.S. federal income tax purposes, no gain or loss will be recognized by U.S. holders of IAC common stock upon the receipt of Angi Class A common stock in the Distribution, except with respect to cash received in lieu of fractional shares of Angi Class A common stock, as described herein.
All holders of IAC common stock should consult their own tax advisors as to the particular consequences to them of the Distribution, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see “Material U.S. Federal Income Tax Consequences” below.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION
The following provides only a summary of the terms of the Distribution. You should read the sections entitled “The Distribution,” “Description of Angi Class A Common Stock,” and “Material U.S. Federal Income Tax Consequences” below in this prospectus for a more detailed description of the matters described below.
I own shares of IAC capital stock. What will I receive as a result of the Distribution?	Subject to the satisfaction or waiver by IAC of certain conditions, IAC will distribute to the holders of record of IAC common stock and IAC Class B common stock, on a pro rata basis, all of the shares of Angi Class A common stock that will be owned by IAC as of immediately prior to the effective time of the Distribution. Prior to the effective time of the Distribution, IAC intends to voluntarily convert all of the shares of Angi Class B common stock then owned by IAC into an equivalent number of shares of Angi Class A common stock. IAC expects to distribute approximately [•] shares of Angi Class A common stock in the Distribution, as adjusted for the anticipated occurrence of the reverse stock split, which IAC expects will represent approximately [•]% of the outstanding shares of Angi Class A common stock as of the distribution date. Based on the number of shares of IAC common stock and IAC Class B common stock outstanding and the number of shares of Angi capital stock owned by IAC, in each case as of [•], 2025, and adjusted for the anticipated occurrence of the reverse stock split, IAC expects that approximately [•] shares of Angi Class A common stock will be distributed in respect of each share of IAC common stock and IAC Class B common stock. No fractional shares of Angi Class A common stock will be distributed to IAC stockholders in the Distribution. Instead, IAC stockholders will receive a cash payment in lieu of any fractional share of Angi Class A common stock that they otherwise would have received, as described herein. In the case of shares of IAC capital stock held in street name, the applicable broker, bank or nominee will determine the process for dealing with any entitlements to fractional shares of Angi Class A common stock, which may include allocation of fractional shares at the account level.
I own shares of Angi Class A common stock. What will I receive as a result of the Distribution?	Holders of shares of Angi Class A common stock will not receive any Angi shares or other consideration in the Distribution.
What is the record date for the Distribution, and when will the Distribution occur?	The record date for the Distribution is the close of business, New York City time, on [•], 2025. Subject to the satisfaction or waiver by IAC of certain conditions, the Distribution will take place at [•] on [•], 2025 to registered holders of IAC common stock and IAC Class B common stock as of the record date.
What do I have to do to participate in the Distribution?	No action is required to be taken by IAC stockholders as of the record date to receive their shares of Angi Class A common stock in the Distribution.

If I sell my shares of IAC capital stock before the distribution date, will I still be entitled to receive shares of Angi Class A common stock in the Distribution?	Beginning on or shortly before the record date for the Distribution and continuing up to and through the distribution date, it is expected that there will be two markets in IAC common stock: a “regular-way” market and an “ex-distribution” market. Shares of IAC common stock that trade in the “regular-way” market will trade with an entitlement to the special dividend of shares of Angi Class A common stock. Shares that trade in the “ex-distribution” market will trade without an entitlement to the special dividend of shares of Angi Class A common stock. Each stockholder trading in IAC common stock shares would make its own decision as to whether to trade any of such shares of IAC common stock in the “regular-way” market or the “ex-distribution” market. If you decide to sell any shares of your IAC common stock after the record date for the Distribution and before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IAC common stock with or without your entitlement to the special dividend of shares of Angi Class A common stock.
How will the Distribution affect the number of shares of IAC capital stock I currently hold?	The number of shares of IAC capital stock you hold will not be affected as a result of the Distribution. While the number of shares of IAC capital stock you hold will not change as a result of the Distribution, the market value of IAC capital stock may adjust to reflect the Distribution.
How will the Distribution affect the number of shares of Angi Class A common stock I currently hold?
The number of shares of Angi Class A common stock you hold will not be changed as a result of the Distribution (unless you also hold shares of IAC capital stock as of the record date, in which case you may receive shares of Angi Class A common stock in the Distribution). However, the market value of Angi capital stock may adjust as a result of the Distribution.
While the Distribution itself will not affect the number of shares of Angi Class A common stock that you currently hold, the number of shares of Angi Class A common stock that you hold will be reduced, by a multiple of ten, except for treatment of fractional shares, upon the occurrence of the anticipated reverse stock split.

What are the U.S. federal income tax consequences of the Distribution to holders of IAC capital stock?
It is a condition to the completion of the Distribution that IAC receive an opinion of IAC’s outside counsel satisfactory to the IAC board of directors regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. Accordingly, it is expected that, for U.S. federal income tax purposes, no gain or loss will be recognized by U.S. holders of IAC common stock upon the receipt of Angi Class A common stock in the Distribution, except with respect to any cash received in lieu of fractional shares of Angi Class A common stock, as described herein.
All holders of IAC common stock should consult their own tax advisors as to their particular consequences of the Distribution, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see “Material U.S. Federal Income Tax Consequences” below.

When will I receive my shares of Angi Class A common stock? Will I receive a stock	Record holders of shares of IAC capital stock who are entitled to receive the Distribution will receive a book-entry account statement reflecting their ownership of shares of Angi Class A common stock. No certificates certificate for shares of Angi Class A common stock distributed as a result of the Distribution?
will be issued in the Distribution. For additional information, registered stockholders should contact IAC’s distribution agent, Computershare Trust Company, N.A., at 866-203-6218 (toll-free) or 201-680-6578.

What if I hold my shares of IAC capital stock through a broker, bank or other nominee?	IAC stockholders who hold their shares of IAC capital stock through a broker, bank or other nominee will have their brokerage account credited with shares of Angi Class A common stock. For additional information, those stockholders should contact their broker, bank or other nominee directly. Questions regarding the Distribution can also be directed to IAC’s distribution agent, Computershare Trust Company, N.A., at 866-203-6218 (toll-free) or 201-680-6578.
What if I have stock certificates reflecting my shares of IAC capital stock? Should I send them to the transfer agent or to IAC?	No, you should not send your stock certificates to the transfer agent or to IAC. You should retain your IAC stock certificates. No certificates representing your shares of Angi Class A common stock will be mailed to you; however, you will receive a book entry account statement indicating your ownership of shares of Angi Class A common stock from Computershare Trust Company, N.A. Angi Class A common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system.
How will the Distribution affect my IAC equity awards?
Each option to purchase shares of IAC common stock will continue to be an option to purchase shares of IAC common stock, with adjustments to the number of shares subject to such option and the option exercise price based on (1) the value of IAC common stock prior to the Distribution and (2) the value of IAC common stock after giving effect to the Distribution.
Except as otherwise described above and except to the extent otherwise provided under local law, following the Distribution, the adjusted options generally will have the same terms and conditions, including the same exercise periods, as the options to purchase shares of IAC common stock had immediately prior to the Distribution.
All IAC restricted stock units (“RSUs”) will continue to be IAC RSUs following the Distribution, with adjustments to the number of RSUs based on (1) the value of IAC common stock prior to the Distribution and (2) the value of IAC common stock after giving effect to the Distribution.
Except as otherwise described above and except to the extent otherwise provided under local law, following the Distribution, the IAC RSUs will generally have the same terms and conditions, including the same vesting provisions, as the IAC RSUs had immediately prior to the date of the Distribution.

How will the Distribution affect my Angi equity awards?
Following the Distribution, all Angi equity awards that are outstanding immediately prior to the Distribution will remain outstanding, without adjustment, with the same terms and conditions following the Distribution as were in effect immediately prior to the Distribution.
While the Distribution itself will not affect Angi equity awards, all Angi equity awards will be adjusted proportionately upon the occurrence of the anticipated reverse stock split.

Have IAC and Angi entered into any agreements in connection with the Distribution?	In 2017, Angi became a new publicly traded company through a transaction in which IAC combined its HomeAdvisor businesses with Angie’s List, Inc. In connection with the consummation of such transaction, Angi and IAC entered into certain agreements governing the relationship between the two companies. These agreements include a contribution agreement, an investor rights agreement, a services agreement, a tax sharing agreement, and an employee matters agreement. Copies of all of such agreements are filed as exhibits to the Registration Statement on Form S-3 of which this prospectus forms a part. Angi is not entering into any new agreements with IAC in connection with the Distribution; however, it is anticipated that IAC and Angi will enter into modifications to certain of these agreements, as further described in this prospectus.
What happens if the Distribution is not completed?	If the Distribution is not completed, the transactions described in this prospectus will not be implemented.

RISK FACTORS
An investment in Angi Class A common stock involves risks. You should carefully consider each of the following risks and uncertainties associated with Angi and the ownership of Angi Class A common stock, as well as the risks described under “Risk Factors” in Angi’s most recent Annual Report on Form 10-K, and subsequent updates to those Risk Factors in Angi’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or on which management is not focused or that management deems immaterial. Angi’s business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of Angi Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Relating to the Distribution
Some or all of the expected benefits of the Distribution may not be achieved.
The full strategic and financial benefits expected to result from the Distribution may not be achieved, or such benefits may be delayed or may never occur at all. The Distribution is expected to provide the following benefits to Angi, among others:
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enabling Angi to allocate its financial resources to meet the unique needs of its businesses and to implement its own optimal capital structure tailored to its strategy and business needs;

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greater flexibility to raise equity capital needed to fund growth, including by using its stock as equity currency to make strategic acquisitions and for employee compensation;

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a potential increase in the equity value of Angi, including through the elimination of its controlling shareholder;

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the potential to attract new investors and expanded coverage of Angi by equity research analysts, which increase, if realized, could provide Angi with a more efficient equity currency for acquisitions and employee compensation;

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providing Angi’s management team with undiluted focus on its specific operating and strategic priorities and customer requirements and streamlined decision-making; and

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an ability to select a board of directors with the right mix of experience, skills and other qualifications to oversee Angi’s operation as an independent company.

Angi may not achieve these or other anticipated benefits for a variety of reasons, including, among others: (a) the possibility that the Distribution will not be completed, (b) Angi will be more susceptible to market fluctuations and other adverse events following the consummation of the Distribution, (c) the risk of litigation, injunctions or other legal proceedings relating to the Distribution, and (d) consummation of the Distribution will require significant amounts of management time and effort, which may divert management attention from operating and growing Angi’s business. If Angi fails to achieve some or all of the benefits expected to result from the Distribution, or if such benefits are delayed, Angi’s business, financial condition and results of operations of Angi could be materially and adversely affected.
If the Distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, IAC, Angi and their respective stockholders could suffer material adverse consequences.
It is a condition to the completion of the Distribution that IAC receive an opinion of IAC’s outside counsel satisfactory to the IAC board of directors, among other things, regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of IAC and Angi, including those relating to the past and future conduct of IAC and Angi. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the applicable agreements or in any document relating to the opinion of counsel are inaccurate or not complied with by IAC, Angi or any of their respective subsidiaries, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt of the opinion of counsel regarding the Distribution, the U.S. Internal Revenue Service (the “IRS”) could determine that the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are inaccurate or have not been complied with. The opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by IAC of the opinion of counsel, there can be no assurance that the IRS will not assert that the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such a challenge, IAC and Angi and their respective stockholders could suffer material adverse consequences.
If the Distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code, in general, for U.S. federal income tax purposes, IAC would recognize a taxable gain as if it had sold the Angi Class A common stock in a taxable sale for its fair market value. In such circumstance, holders of IAC common stock who receive Angi Class A common stock in the Distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the Distribution were otherwise to qualify as a tax-free transaction under Section 355(a) of the Code, the Distribution may result in taxable gain to IAC, but not its stockholders, under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in IAC or Angi. For this purpose, any acquisitions of IAC stock or Angi stock within the period beginning two years before, and ending two years after, the Distribution are presumed to be part of such a plan, although IAC or Angi may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations). For further discussion of U.S. federal tax consequences relating to a failure of the Distribution to qualify for tax-free treatment, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.” Stockholders of both IAC and Angi should consult with their own tax advisors regarding the tax consequences of the Distribution.
Under the existing Tax Sharing Agreement between IAC and Angi entered into in 2017 (the “Tax Sharing Agreement”), Angi generally is required to indemnify IAC for any taxes resulting from the failure of the Distribution to qualify for the intended tax-free treatment (and related amounts) to the extent that the failure to so qualify is attributable to (i) an acquisition of all or a portion of the equity securities or assets of Angi, whether by merger or otherwise by any person (and regardless of whether Angi participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by Angi or (iii) any of the representations or undertakings made by Angi in any of the documents relating to the opinion of counsel being incorrect or violated. Any such indemnity obligations could be material and the satisfaction of such indemnification obligations could have a material adverse effect on Angi’s financial condition, results of operations and cash flows.
Angi may not be able to engage in desirable capital-raising or strategic transactions following the Distribution.
Under current U.S. federal income tax law, a distribution that otherwise qualifies for tax-free treatment can be rendered taxable to the distributing corporation and its stockholders as a result of certain post-distribution transactions, including certain acquisitions of shares or assets of the corporation the stock of which is distributed. To preserve the tax-free treatment of the Distribution, the Tax Sharing Agreement imposes certain restrictions on Angi and its subsidiaries during the two-year period following the Distribution (including restrictions on share issuances and repurchases, business combinations, sales of assets and similar transactions). The Tax Sharing Agreement also prohibits Angi from taking or failing to take any action that could reasonably be expected to prevent the Distribution from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code. These restrictions may limit the ability of Angi to pursue certain equity issuances, strategic transactions, repurchases or other transactions that it may otherwise believe to be in the best interests of its stockholders or that might increase the value of its business.

The Distribution may be abandoned by IAC at any time prior to completion, and is subject to certain closing conditions that, if not satisfied or waived, will result in the Distribution not being completed.
The IAC board of directors may abandon the Distribution at any time prior to completion. In addition, the completion of the Distribution is subject to the satisfaction (or waiver) of a number of conditions, including the final approval of the IAC board of directors. Some of the conditions to the completion of the Distribution are outside of the control of Angi. If any condition to the closing of the Distribution is not satisfied or waived, or if the IAC board of directors otherwise determines to abandon the Distribution, the Distribution will not be completed.
If IAC does not complete the Distribution, the market price of IAC or Angi securities may fluctuate to the extent that the current market prices of those securities reflect a market assumption that the Distribution will be completed. Angi will also be obligated to pay certain legal and accounting fees and related expenses in connection with the Distribution, whether or not the Distribution is completed. In addition, Angi has expended, and will continue to expend, management resources in an effort to complete the Distribution.
After the Distribution, actual or potential conflicts of interest may develop between the management and directors of IAC, on the one hand, and the management and directors of Angi, on the other hand.
After the completion of the Distribution, the management and directors of IAC and Angi may own both IAC capital stock and Angi capital stock, and certain members of IAC’s senior management team may be directors of Angi after the Distribution. For example, Mr. Levin, who is the current, and following the Distribution will be the former, Chief Executive Officer of IAC, will serve as Executive Chairman of Angi following the Distribution. This overlap could create (or appear to create) potential conflicts of interest when IAC’s and Angi’s directors and executive officers face decisions that could have different implications for IAC and Angi. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between IAC and Angi regarding the relationship between IAC and Angi following the Distribution, including any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if IAC and Angi enter into any commercial arrangements in the future.
IAC or Angi may fail to perform under the agreements between them and Angi may be unable to replace some of these agreements.
IAC and Angi are party to a number of agreements that either include obligations relating to the Distribution, will be amended in connection with the Distribution or will survive the completion of the Distribution in accordance with their terms. Each party will rely on the other to satisfy its performance obligations under these agreements. If either party is unable to satisfy its obligations under these agreements, including its indemnification obligations, it could have a material adverse effect on the other party’s results of operations or financial condition.
In addition, Angi may be required to enter into new agreements or assume the responsibility if and when certain of these agreements with IAC terminate. We cannot assure you that the economic terms of the new arrangements will be similar to those under our current arrangements with IAC. If Angi is unable to renew or replace such arrangements on a comparable basis, its business, financial condition and results of operations may be materially and adversely affected.
In connection with the Distribution, IAC will indemnify Angi for certain liabilities, and Angi will indemnify IAC for certain liabilities, in each case pursuant to existing agreements between IAC and Angi. If Angi is required to pay under these indemnities to IAC, Angi’s financial results could be negatively impacted.
Certain of the existing agreements in place between IAC and Angi require each of IAC and Angi to indemnify the other for certain liabilities. Any amounts Angi is required to pay pursuant to these indemnification obligations and other liabilities could require Angi to divert cash that would otherwise have been used in furtherance of its operating business. Further, the indemnity from IAC may not be sufficient to protect Angi against the full amount of such liabilities, and IAC may not be able to fully satisfy its indemnification obligations. Moreover, even if Angi ultimately succeeds in recovering from IAC any amounts for which Angi is held liable, Angi may be temporarily required to bear these losses itself. Each of these risks could have a material adverse effect on Angi’s financial position, results of operations and cash flows.

The synergies that IAC achieves with all of its businesses under the same corporate structure, and the benefits of those synergies that Angi enjoys, will cease to exist with regard to the Angi businesses following the Distribution.
Currently, IAC’s businesses share certain economies of scale in costs, human capital, vendor relationships and customer relationships with Angi’s businesses. While Angi expects to enter into third party agreements with respect to these matters after the Distribution, those arrangements may not fully capture the benefits that Angi’s businesses currently enjoy as a result of its majority ownership by IAC. The loss of these benefits as a consequence of the Distribution could have an adverse effect on Angi’s business, results of operations and financial condition following the Distribution.
IAC will provide certain services to us pursuant to a services agreement following the Distribution. When such agreements terminate, we will be required to replace such services, and the economic terms of the new arrangements may be less favorable to us.
IAC and Angi are party to a services agreement. In connection with the Distribution, Angi and IAC anticipate that the services agreement will be amended to provide that, following the Distribution, IAC will provide to Angi, for a fee, specified support services related to corporate functions for various terms following the Distribution (not to exceed one year), such as information security, legal, finance, human resources, tax, treasury services and participation in IAC’s U.S. health, welfare, benefit, and 401(k) plans. As each of the foregoing services terminate, Angi will be required to enter into new agreements or assume the responsibility for these functions. We cannot assure you that the economic terms of the new arrangements will be similar to those under our current arrangements with IAC. If Angi is unable to renew or replace such arrangements on a comparable basis, its business, financial condition and results of operations may be materially and adversely affected.
The Distribution may result in litigation and/or regulatory inquiries and investigations, which would harm Angi’s business, financial condition and operating results and could divert management attention.
In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Distribution. Any litigation or investigation relating to the Distribution against Angi or IAC, whether or not resolved in either party’s favor, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect Angi’s business and cash resources and the ultimate value of Angi’s stock.
Risks Relating to Angi Securities Following the Distribution
The value of the Angi securities that current holders of IAC capital stock receive in the Distribution might be less than the value of the Angi securities prior to the Distribution.
If the Distribution is completed, holders of IAC common stock and IAC Class B common stock will receive Angi Class A common stock. The prices at which shares of Angi securities may trade at post-Distribution are unpredictable. The market value of one share of Angi Class A common stock following the Distribution may be less than, equal to or greater than the market value of one share of Angi Class A common stock prior to the Distribution.
Additionally, the value of Angi securities may be negatively impacted by a number of factors after the completion of the Distribution. Some of these matters are described in these risk factors and in the risk factors included in Angi’s other SEC filings, and others may or may not have been identified by Angi prior to the completion of the Distribution, and many of them are not within Angi’s control.
The market price and trading volume of Angi securities may be volatile and may face negative pressure.
Angi cannot accurately predict how investors in Angi securities will behave after the Distribution. The market price for Angi securities following the Distribution may be more volatile than the market price of Angi securities before the Distribution. The market price of Angi securities could fluctuate significantly for many reasons, including the risks identified in this prospectus or reasons unrelated to Angi’s performance. Among the factors that could affect the stock price of Angi Class A common stock are:
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actual or anticipated fluctuations in operating results;

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changes in earnings estimated by securities analysts or in Angi’s ability to meet those estimates;

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the operating and stock price performance of comparable companies;

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changes to the regulatory and legal environment under which Angi operates;

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changes in relationships with significant customers; and

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domestic and worldwide economic conditions.

These factors, among others, may result in short- or long-term negative pressure on the value of Angi securities.
Substantial sales of Angi Class A common stock following the Distribution, or the perception that such sales might occur, could depress the market price of Angi Class A common stock.
Holders of IAC common stock or IAC Class B common stock may not wish to continue to hold the shares of Angi Class A common stock that they will receive as a result of the Distribution, which may lead to the disposition of a substantial number of shares of Angi Class A common stock following the Distribution. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of Angi Class A common stock may be depressed by those sales, or by the perception that such sales may occur, and have periods of volatility.
After the Distribution, Angi Class A common stock may not qualify for investment indices. In addition, Angi Class A common stock may fail to meet the investment guidelines of institutional investors. In either case, these factors may negatively impact the price of Angi Class A common stock and may impair Angi’s ability to raise capital through the sale of securities.
Some of the holders of IAC common stock are index funds tied to Nasdaq or other stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. Following the Distribution, Angi Class A common stock may not qualify for those investment indices. In addition, shares of Angi Class A common stock that are received in the Distribution may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the shares of Angi Class A common stock they receive in the Distribution, and the prices of shares of Angi Class A common stock may fall as a result. Any such decline could impair the ability of Angi to raise capital through future sales of securities.
Angi is not expected to declare any regular cash dividends in the foreseeable future.
Angi is not expected to pay cash dividends on its capital stock in the near term. Instead, it is anticipated that Angi’s future earnings will be retained to support its operations and to finance the growth and development of its business. Any future determination relating to Angi’s dividend policy will be made by the Angi board of directors and will depend on a number of factors, including:
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Angi’s historical and projected financial condition, liquidity and results of operations;

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Angi’s capital levels and needs;

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tax considerations;

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any acquisitions or potential acquisitions that Angi may consider;

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statutory and regulatory prohibitions and other limitations;

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the terms of any credit agreements or other borrowing arrangements that will restrict Angi’s ability to pay cash dividends;

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general economic conditions; and

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other factors deemed relevant by the Angi board of directors.

In the absence of dividends, investors may need to rely on sales of their shares of Angi Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains.
Provisions in the Angi certificate of incorporation and bylaws or Delaware law may discourage, delay or prevent a change of control of Angi, or changes in management and, therefore, depress the trading price of Angi Class A common stock.
The DGCL and Angi’s certificate of incorporation and bylaws currently contain provisions, and will be amended in connection with the Distribution to include provisions, that could discourage, delay or prevent a change in control of Angi, or changes in management that stockholders may deem advantageous, and provisions which:
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provide that, from and after the completion of the Distribution until the Angi 2032 meeting of stockholders the Angi board of directors will be divided into classes, which could have the effect of making the replacement of incumbent directors more time-consuming and difficult;

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provide that, as long as the Angi board of directors is classified, members of the Angi board of directors can be removed by stockholders only for cause;

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provide that Angi stockholders will not have the right to act by written consent following the Distribution;

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provide that vacancies on the Angi board of directors may be filled only by the remaining directors following the Distribution;

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provide that, after the Distribution, Angi will be subject to the Delaware statute governing business combinations with interested stockholders;

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authorize the issuance of “blank check” preferred stock or authorized but unissued shares of Angi Class B common stock or Angi Class C common stock that the company’s board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

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provide that the company’s board of directors is expressly authorized to make, alter or repeal the bylaws;

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provide that there will not be cumulative voting on the election of directors; and

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establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the company’s board of directors.

Any provision of Angi’s certificate of incorporation, its bylaws or Delaware law that has the effect of delaying, deterring or preventing a change in control could limit the opportunity for its stockholders to receive a premium for their shares of Angi Class A common stock, and could also affect the price that some investors are willing to pay for such shares.
Angi’s bylaws designate specified courts as the sole and exclusive forum for certain types of actions or proceedings that may be initiated by its stockholders, which could discourage lawsuits against Angi and its directors, officers and other employees.
The Angi bylaws provide that, unless Angi consents in writing to the selection of an alternative forum, a state court located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for:
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any derivative action or proceeding brought on behalf of Angi;

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any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Angi to Angi or its stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty;

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any action asserting a claim against Angi or any current or former director or officer or other employee of Angi arising pursuant to any provision of the DGCL, the Angi certificate of incorporation or the Angi bylaws;

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any action asserting a claim related to or involving Angi that is governed by the internal affairs doctrine; and

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any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL.

The exclusive forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act. The enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find the exclusive forum provisions in Angi’s bylaws to be inapplicable or unenforceable.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder may find favorable for disputes with Angi or its directors, officers or employees, and may discourage lawsuits with respect to such claims and may increase the costs to bring such claims. Alternatively, if a court were to find these exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above for each company, the applicable company may incur additional costs associated with resolving such disputes in other jurisdictions, which could have an adverse impact on the applicable company’s business and financial condition.
If securities or industry analysts do not publish research or publish unfavorable research about Angi, the company’s stock price and trading volume could decline.
The trading market for Angi Class A common stock is, and will continue to be, influenced by the research and reports that industry or securities analysts publish about Angi and its business. If one or more of these analysts ceases coverage, or fails to publish reports about the applicable company regularly, Angi could lose visibility in the financial markets, which in turn could cause its stock price and/or trading volume to decline. Moreover, if Angi’s operating results do not meet the expectations of the investor community, one or more of the analysts who cover Angi may change their recommendations, and the stock price could decline.

WHERE YOU CAN FIND MORE INFORMATION
Angi files annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC also maintains an Internet website that has reports, proxy statements and other information about Angi. The address of that site is http://www.sec.gov. The reports and other information filed by Angi with the SEC are also available free of charge at its Internet website, www.angi.com. Information on these Internet websites is not part of or incorporated by reference into this document.
Neither the information on any of the above websites, nor the information on the website of any Angi business, is incorporated by reference in this prospectus or any accompanying prospectus supplement, or in any other filings with, or in any other information furnished or submitted to, the SEC.
Angi has filed with the SEC a Registration Statement on Form S-3, of which this prospectus forms a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, the registration statement, under the Securities Act with respect to the securities registered thereby. This prospectus and any accompanying prospectus supplement do not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to Angi and the securities registered thereby, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus and any accompanying prospectus supplement as to the contents of any contract, agreement or other document referred to in, or incorporated by reference in, this prospectus and any accompanying prospectus supplement are not necessarily complete and, where that contract, agreement or document is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows Angi to “incorporate by reference” into this document information filed with the SEC, which means that Angi can disclose important information to you by referring to another document that has been filed separately with the SEC. The information incorporated by reference herein is an important part of this prospectus, except for any information superseded by information in this document or in later filed documents incorporated by reference into this document. The incorporated documents contain significant information about Angi and its businesses, financial condition and results of operations. Any information contained in this prospectus or in any document incorporated (or deemed to be incorporated) by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement, contained in this prospectus, in any other document Angi subsequently files with the SEC that also is incorporated (or deemed to be incorporated) by reference in this prospectus or in any applicable prospectus supplement, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.
Angi incorporates by reference the following documents that it filed with the SEC (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules).
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Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 29, 2024, and Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2023, filed with the SEC on April 26, 2024;

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Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024;

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Current Reports on Form 8-K filed with the SEC on April 9, 2024, June 14, 2024, October 15, 2024 and January 13, 2025; and

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the description of Angi’s securities registered under Section 12 of the Exchange Act, filed as Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 29, 2024, as updated by the information contained in this prospectus.

All documents that Angi files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering of any securities made under this prospectus (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules) will also be considered to be incorporated by reference in this prospectus and will automatically update and supersede the information in this prospectus and any previously filed documents. Upon your oral or written request, Angi will provide you with a copy of any or all documents that are incorporated by reference into this prospectus. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed as follows:
Angi Inc.
3601 Walnut Street
Denver, Colorado 80205
Telephone: (303) 963-7200
Attn: Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as “anticipates,” “estimates,” “expects,” “plans,” “intends,” “will continue,” “may,” “could” and “believes,” among similar expressions, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to our future business, financial condition, results of operations and financial performance, our business prospects and strategy, trends and prospects in the home services industry and other similar matters. These forward-looking statements are based on our management’s expectations and assumptions about future events as of the date of this report, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: (i) the continued migration of the home services market online, (ii) our ability to market our various products and services in a successful and cost-effective manner, (iii) the continued prominence of the display of links to websites offering our products and services in search results, (iv) our ability to expand our prepriced offerings, while balancing the overall mix of service requests and directory services on Angi platforms, (v) our ability to establish and maintain relationships with quality and trustworthy professionals, (vi) our continued ability to develop and monetize versions of our products and services for mobile and other digital devices, (vii) our ability to access, share, use and protect the personal data of consumers, (viii) our continued ability to communicate with consumers and professionals via e-mail (or other sufficient means), (ix) our ability to continue to generate leads for professionals given changing requirements applicable to certain communications with consumers, (x) any challenge to the contractor classification or employment status of our professionals, (xi) our ability to compete, (xii) unstable market and economic conditions (particularly those that adversely impact advertising spending levels and consumer confidence and spending behavior), either generally and/or in any of the markets in which our businesses operate, as well as geopolitical conflicts, (xiii) our ability to maintain and/or enhance our various brands, (xiv) our ability to protect our systems, technology and infrastructure from cyberattacks (including cyberattacks experienced by third parties with whom we do business), (xv) the occurrence of data security breaches and/or fraud, (xvi) increased liabilities and costs related to the processing, storage, use and disclosure of personal and confidential user information, (xvii) the integrity, quality, efficiency and scalability of our systems, technology and infrastructures (and those of third parties with whom we do business), (xviii) changes in key personnel, (xix) various risks related to our relationship with IAC, (xx) our ability to generate sufficient cash to service our indebtedness, (xxi) certain risks related to ownership of the Angi Class A common stock, (xxii) certain risks related to the Distribution, including the failure to meet the closing conditions to the Distribution and complete the Distribution, the potential impact of announcement or consummation of the Distribution of the Angi Class A common stock, and our ability to operate as a standalone company with no controlling stockholder following the Distribution and (xxiii) certain risks related to the reverse stock split, including the risk that the expected benefits of the reverse stock split will not be achieved, the possibility that the decreased number of shares of Angi Class A common stock outstanding negatively impacts the liquidity of the Angi Class A common stock, and the possibility that the reverse stock split is disruptive to the trading of the Angi Class A common stock.
Certain of these and other risks and uncertainties are discussed in our filings with the SEC, including in this prospectus and in Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in any updates to those Risk Factors in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Other unknown or unpredictable factors that could also adversely affect our business, financial condition and operating results may arise from time to time. In light of these risks and uncertainties, the forward-looking statements discussed in this prospectus may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of Angi management as of the date of this prospectus. We do not undertake to update these forward-looking statements.

THE DISTRIBUTION
The Distribution
On [•], 2025, IAC announced that its board of directors had declared a special dividend to the holders of IAC common stock and IAC Class B common stock, on a pro rata basis, of all of the shares of Angi Class A common stock that will be owned by IAC as of immediately prior to the effective time of the Distribution. As of [•], 2025, IAC currently owns [•] shares of Angi Class A common stock and [•] shares of Angi Class B common stock, which shares of Angi Class B common stock are convertible to shares of Angi Class A common stock on a one-for-one basis. Prior to the effective time of the Distribution, IAC intends to voluntarily convert all of the shares of Angi Class B common stock owned by IAC into an equivalent number of shares of Angi Class A common stock. As a result of this conversion, there will be no shares of Angi Class B common stock outstanding as of immediately prior to the effective time of the Distribution, and the only class of Angi capital stock with shares outstanding will be the Angi Class A common stock.
The effective time of the Distribution will be as of the close of business, New York City time, [•] on [•], 2025, subject to the satisfaction or waiver of certain conditions to the Distribution that are described in this prospectus. IAC expects to distribute approximately [•] shares of Angi Class A common stock in the Distribution (as adjusted for the anticipated occurrence of the reverse stock split of outstanding shares of Angi common stock described in this prospectus), which IAC expects will represent approximately [•]% of the outstanding shares of Angi Class A common stock as of the distribution date. Based on the number of shares of IAC common stock and IAC Class B common stock outstanding and the number of shares of Angi capital stock owned by IAC, in each case as of [•], 2025, and adjusted for the anticipated occurrence of the reverse stock split of Angi Class A common stock and Angi Class B common stock described in this prospectus, IAC expects that approximately [•] shares of Angi Class A common stock will be distributed in respect of each share of IAC common stock and IAC Class B common stock. No fractional shares of Angi Class A common stock will be received by IAC stockholders. Instead, IAC stockholders will receive a cash payment in lieu of any fractional share of Angi Class A common stock that they otherwise would have received, as described herein.
Immediately following the Distribution, there will no longer be any shares of Angi Class B common stock outstanding and IAC will no longer hold any shares of Angi capital stock. As a result of the Distribution, Angi will cease to be a “controlled company” as defined under the Nasdaq listing rules and, as of the distribution date, will no longer rely on exemptions from corporate governance requirements that are available to controlled companies, except that it may rely on phase-in exemptions for a limited period of time as permitted.
Following the Distribution, shares of IAC capital stock will continue to trade on The Nasdaq Global Select Market under the symbol “IAC,” and shares of Angi Class A common stock will continue to trade on The Nasdaq Global Select Market under the symbol “ANGI.” No vote of IAC stockholders or Angi stockholders is required in connection with the Distribution. Neither IAC nor Angi is asking you for a proxy, and you are not required to send a proxy. IAC stockholders will not be required to pay any consideration for the shares of Angi Class A common stock they receive in the Distribution, and they will not be required to surrender or exchange shares of their IAC common stock and/or IAC Class B common stock in connection with the Distribution. The Distribution will not affect the number of shares of IAC capital stock that are held by IAC stockholders.
Angi is not selling or distributing any shares of its common stock itself pursuant to this prospectus, and Angi will not receive any proceeds from the transactions described in this prospectus. Angi has agreed to pay certain expenses relating to the Distribution.
Conditions to the Distribution
Completion of the Distribution is subject to the satisfaction or waiver by IAC of the following conditions:
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receipt by IAC and continued validity of an opinion of IAC’s outside counsel, satisfactory to the IAC board of directors, regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code;

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the SEC declaring effective the registration statement of which this prospectus forms a part, there being no order suspending the effectiveness of the registration statement in effect, and there being no proceedings for such purposes having been instituted or threatened by the SEC;

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the receipt of one or more opinions from an independent advisory firm to the IAC board of directors as to the solvency of IAC after the completion of the Distribution, in a form and substance acceptable to the IAC board of directors in its sole and absolute discretion;

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all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities or blue sky laws and the rules and regulations thereunder having been taken or made and, where applicable, having become effective or been accepted by the applicable governmental authority;

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no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution;

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the shares of Angi Class A common stock to be distributed in the Distribution having been accepted for listing on The Nasdaq Global Select Market, subject to official notice of issuance, if applicable; and

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no other event or development existing or having occurred that, in the judgment of the IAC board of directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution.

We cannot assure you that any or all of these conditions will be met, or that the Distribution will be consummated. In addition, IAC may waive any of the conditions to the Distribution.
Loss of Controlled Company Status
Prior to the Distribution, IAC controls a majority of Angi’s outstanding capital stock. Under Nasdaq listing standards, as a “controlled company,” Angi has been permitted to elect not to comply with certain Nasdaq corporate governance requirements. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:
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the requirement that a majority of the board of directors consist of independent directors;

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the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result of IAC’s rights under the investor rights agreement and the “controlled company” exemption, the Angi board of directors does not have a nominating committee or other committee performing similar functions nor any formal policy on nominations. Also pursuant to the investor rights agreement between Angi and IAC, IAC has the right to nominate a certain number of Angi directors corresponding to its degree of equity and voting interest in us until such time as its equity and voting interest are both less than 10%, as well as appoint replacements of its designated directors should such individuals become unable or unwilling to serve.
Upon completion of the Distribution, IAC will no longer control a majority of the voting power of Angi’s issued and outstanding capital stock. At such time, Angi will accordingly no longer qualify as a “controlled company” for purposes of certain exemptions from the Nasdaq corporate governance standards. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. We expect to be in compliance with all

Nasdaq corporate governance standards for a non-controlled company upon the completion of the Distribution, taking into account such permitted phase-in exemptions.
Post-Distribution Governance and Management of Angi
If the Distribution is completed, Angi’s amended and restated certificate of incorporation and amended and restated bylaws will each be amended in order to implement certain changes relating to Angi ceasing to have a controlling stockholder. These amendments will not become effective unless the Distribution is completed. If they become effective, the amendments will provide for a classified Angi board of directors (subject to a sunset at the Angi 2032 annual meeting of stockholders), provide that Angi stockholders must take action at a meeting rather than by written consent, provide that vacancies on the board may be filled only by the board of directors and provide for Angi to opt into the Delaware statutory provision relating to limitations on business combinations with interested stockholders. The Angi board of directors has approved the proposed amendments to Angi’s amended and restated certificate of incorporation and amended and restated bylaws, subject to the completion of the Distribution, and expects that a subsidiary of IAC, in its capacity as the record holder of a majority of Angi shares entitled to vote on the matter, will approve the proposed amendments to Angi’s amended and restated certificate of incorporation. No further stockholder approval will be required. If the Distribution is not completed, these amendments will not become effective.
The forms of the amendments to the Angi amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the Registration Statement on Form S-3 of which this prospectus forms a part. Angi will file with the SEC, and provide to Angi stockholders, an Information Statement on Schedule 14C with respect to the Distribution Amendments and the amendment to Angi’s amended and restated certificate of incorporation required for the reverse stock split.
Upon the earlier of the completion of the Distribution and May 31, 2025, Joseph Levin, the current Chairman of the Angi board of directors, will become the Executive Chairman of Angi. It is anticipated that Christopher Halpin, Kendall Handler and Mark Stein will resign from the Angi board of directors in connection with the closing of the Distribution. Upon the effectiveness of such resignations, the size of the Angi board of directors will be reduced to eliminate the resulting vacancies.
Trading of IAC Common Stock Prior to or on the Distribution Date
Beginning on or shortly before the record date for the Distribution and continuing up to and through the distribution date, it is expected that there will be two markets in IAC common stock: a “regular-way” market and an “ex-distribution” market. Shares of IAC common stock that trade in the “regular-way” market will trade with an entitlement to the special dividend of shares of Angi Class A common stock. Shares that trade in the “ex-distribution” market will trade without an entitlement to the special dividend of shares of Angi Class A common stock. Each stockholder trading in IAC common stock shares would make its own decision as to whether to trade any of such shares of IAC common stock in the “regular-way” market or the “ex-distribution” market. If you decide to sell any shares of your IAC common stock after the record date for the Distribution and before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IAC common stock with or without your entitlement to the special dividend of shares of Angi Class A common stock.
You are encouraged to consult with your financial and legal advisors regarding the specific implications of selling your shares of IAC common stock prior to or on the distribution date.
When and How IAC Stockholders Will Receive the Distribution
Subject to the satisfaction or waiver of the applicable conditions, IAC will pay the Distribution on the distribution date by releasing all of its shares of Angi Class A common stock for distribution by Computershare Trust Company, N.A., the distribution agent for the Distribution. The distribution agent will cause the shares of Angi Class A common stock to which IAC stockholders are entitled to be registered in such IAC stockholders’ name or, in the case of Angi Class A common stock distributed to IAC stockholders in respect of IAC capital stock held in “street name,” in the “street name” of such stockholder’s bank or brokerage firm.

Registered Holders.   If you are the registered holder of shares IAC capital stock and hold your shares of IAC capital stock either in physical form (as certificated shares) or in book-entry form, the shares of Angi Class A common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of Angi Class A common stock. As described below under “— Direct Registration System,” shares of Angi Class A common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares of Angi Class A common stock will be mailed to you, even if you are a holder of shares of IAC capital stock in certificated form.
“Street Name” Holders.   If you hold IAC capital stock in an account with a bank or brokerage firm, that bank or brokerage firm (or its nominee) is the registered holder that holds the shares of IAC capital stock on your behalf. For stockholders who hold their shares of IAC capital stock in an account with a bank or brokerage firm, the shares of Angi Class A common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares of Angi Class A common stock that you are entitled to receive in the Distribution. We anticipate that this will take up to eight business days after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares of Angi Class A common stock credited to your account.
Fractional Shares.   No fractional shares of Angi Class A common stock will be distributed in the Distribution. Instead, the distribution agent will determine the number of fractional shares of Angi Class A common stock allocable to each applicable holder of IAC capital stock as of the record date and aggregate all such fractional shares, then sell the whole of such shares of Angi Class A common stock in open market transactions (with the distribution agent, in its sole discretion, determining when, how, through which broker-dealer and at what price to make such sales), and distribute to each such holder, or for the benefit of each such holder, cash in lieu of any fractional share of Angi Class A common stock such holder’s ratable share of the proceeds of such sale, after making appropriate deductions for any amount required to be withheld under applicable law and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale. None of IAC, Angi or the distribution agent is required to guarantee any minimum sale price for the fractional shares of Angi Class A common stock. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the payment made in lieu of fractional shares. In the case of shares of IAC capital stock held in street name, the applicable broker, bank or nominee will determine the process for dealing with any entitlements to fractional shares of Angi Class A common stock, which may include allocation of fractional shares at the account level.
Direct Registration System.   Shares of Angi Class A common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares of Angi Class A common stock will be mailed to IAC stockholders. Under the direct registration system, instead of receiving stock certificates, IAC stockholders will receive a statement reflecting their ownership of shares of Angi Class A common stock. The distribution agent will begin mailing book-entry account statements reflecting your ownership of whole shares of Angi Class A common stock and the fractional shares of Angi Class A common stock for which each IAC stockholder will receive cash promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting Angi’s transfer agent and registrar. Angi’s transfer agent and registrar is Computershare Trust Company, N.A., which can be contacted at 866-203-6218 (toll-free) or 201-680-6578. If you are entitled to receive cash in lieu of fractional shares in the Distribution, a check will be separately mailed to you, or such cash will otherwise be credited to you.
Regulatory Requirements Related to the Distribution
We are not aware of any material governmental approvals or actions that are necessary for the completion of the Distribution. However, certain stockholders may have filing obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and should consult their own legal advisors.
Treatment of Equity Awards
IAC Options
Each option to purchase shares of IAC common stock will continue to be an option to purchase shares of IAC common stock following the Distribution, with adjustments to the number of shares of IAC common stock subject to such option and the option exercise price based on (1) the value of IAC common stock prior to the Distribution and (2) the value of IAC common stock after giving effect to the Distribution.
Except as otherwise described above and except to the extent otherwise provided under local law, following the Distribution, the adjusted options generally will have the same terms and conditions, including the same exercise periods, as the options to purchase shares of IAC common stock had immediately prior to the Distribution.
IAC RSUs
All IAC RSUs will continue to be IAC RSUs following the Distribution, with adjustments to the number of IAC RSUs based on (1) the value of IAC common stock prior to the Distribution and (2) the value of IAC common stock after giving effect to the Distribution.
Except as otherwise described above and except to the extent otherwise provided under local law, following the Distribution, the IAC RSUs generally will have the same terms and conditions, including the same vesting provisions, as the IAC RSUs had immediately prior to the date of the Distribution.
Treatment of Angi Equity Awards
Following the Distribution, all Angi equity awards that are outstanding immediately prior to the Distribution will remain outstanding, without adjustment, with the same terms and conditions following the Distribution as were in effect immediately prior to the Distribution. As described above, and regardless of whether the Distribution is completed, Angi expects to effect the reverse stock split prior to the Distribution, pursuant to which all Angi equity awards will be adjusted proportionately.
Listing of Common Stock
Angi Class A common stock currently trades on The Nasdaq Global Select Market under the ticker symbol “ANGI” and Angi expects that it will continue to do so after the Distribution.
Relationship Between IAC and Angi After the Distribution
Following the Distribution, IAC and Angi will continue to be independent, publicly traded companies, but IAC will no longer own any shares of Angi capital stock. IAC and Angi are party to a number of agreements that were put in place in 2017 when IAC’s HomeAdvisor business and Angie’s List, Inc. were combined (the “Separation Agreements”). These Separation Agreements will survive the Distribution in accordance with their terms (except as noted otherwise below). The following section summarizes certain material terms of such agreements. Each such summary is qualified in its entirety by the full text of the applicable agreement, each of which is included as an exhibit to the registration statement of which this prospectus forms a part and incorporated herein by reference. These summaries do not purport to be complete and may not contain all of the information about the agreements that is important to you. The following summaries and the agreement should not be read alone, but should be read in conjunction with the other information regarding IAC, Angi and the Distribution and related transactions that is contained in (including the information incorporated by reference into) this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.
Contribution Agreement
The Contribution Agreement was entered into in 2017 and provided for a number of the transactions necessary in connection with the combination of IAC’s HomeAdvisor business and Angie’s List, Inc. The Contribution Agreement also governs certain aspects of Angi’s relationship with IAC.
In the Contribution Agreement, Angi agreed to assume, and indemnify IAC and its non-Angi subsidiaries with respect to liabilities arising from, all of the assets and liabilities related to IAC’s HomeAdvisor business and indemnify IAC against any losses arising out of any breach by Angi of the Contribution Agreement or the other transaction-related agreements, and IAC agreed to indemnify Angi against liabilities arising from IAC’s other businesses and any losses arising out of any breach by IAC of such agreements.

Investor Rights Agreement
The Investor Rights Agreement was entered into in 2017. Under the Investor Rights Agreement, IAC has certain registration, preemptive and governance rights related to Angi and the shares of Angi capital stock held by IAC. The agreement also provided certain governance rights for the benefit of stockholders other than IAC. The Investor Rights Agreement obligates Angi to cooperate and take all action reasonably required by IAC to facilitate a disposal of all or a portion of IAC’s ownership interest in Angi, including in transactions like the Distribution, and to pay certain costs related to such matters. Pursuant to its terms, the Investor Rights Agreement will terminate in connection with the completion of the Distribution.
Employee Matters Agreement
The Employee Matters Agreement was entered into in 2017. It addresses certain compensation and benefit issues related to the allocation of liabilities associated with: (i) employment or termination of employment, (ii) employee benefit plans and (iii) equity awards. Under the Employee Matters Agreement, Angi’s employees participate in IAC’s U.S. health and welfare plans, 401(k) plan and flexible benefits plan, and Angi reimburses IAC for the costs of such participation. The Employee Matters Agreement provides that if IAC no longer retains shares representing at least 80% of the aggregate voting power of shares entitled to vote in the election of the Angi board of directors, Angi will no longer participate in IAC’s employee benefit plans, but will establish its own employee benefit plans that will be substantially similar to the plans sponsored by IAC. In connection with the Distribution, Angi and IAC anticipate that they will amend the Services Agreement to continue the provision by IAC of certain services requested by Angi for an agreed period of time following the Distribution, on terms consistent with the Services Agreement, including Angi’s continued participation in IAC’s U.S. health and welfare plans, 401(k) plan and flexible benefits plan until January 1, 2026.
Angi was charged approximately $62.4 million by IAC for Angi’s participation in IAC’s U.S. health and welfare plans, 401(k) plan and flexible benefits plan during the nine months ended September 30, 2024 pursuant to the Employee Matters Agreement and there were no outstanding payables pursuant to the Employee Matters Agreement as of September 30, 2024.
Pursuant to the Employee Matters Agreement, Angi is required to reimburse IAC for the cost of any IAC equity awards held by Angi’s current and former employees, with IAC electing to receive payment either in cash or shares of Angi Class B common stock. This agreement also provides that IAC may require certain equity awards denominated in shares of Angi subsidiaries to be settled in either shares of Angi Class A common stock or IAC common stock. To the extent shares of IAC common stock are issued in settlement of these awards, Angi is obligated to reimburse IAC for the cost of those shares by issuing Angi securities.
No shares of Angi Class A common stock or Angi Class B common stock were issued to IAC as reimbursement for shares of IAC common stock issued in connection with the settlement of equity awards held by Angi employees during the nine months ended September 30, 2024.
Lastly, in the event of a distribution of Angi capital stock to IAC stockholders in a transaction intended to qualify as tax-free for U.S. federal income tax purposes, the Compensation and Human Capital Committee of the IAC board of directors has the exclusive authority to determine the treatment of outstanding IAC equity awards. Such authority includes (but is not limited to) the ability to convert all or part of IAC equity awards outstanding immediately prior to any such distribution into equity awards denominated in shares of Angi Class A common stock, which Angi would be obligated to assume and which would be dilutive to Angi stockholders.
Following the Distribution, solely for purposes of determining the expiration of options with respect to shares of common stock of one company held by employees of the other company, IAC and Angi employees will be deemed employed by both companies for so long as they continue to be employed by whichever of the companies employs them immediately following the Distribution.
The Employee Matters Agreement will terminate upon the completion of the Distribution, with Angi’s continued participation in IAC’s U.S. health and welfare plans, 401(k) plan and flexible benefits plan to be covered under the Services Agreement as described below.

Services Agreement
The Services Agreement was entered into in 2017. It currently governs services that IAC has agreed to provide to Angi through September 29, 2025, with automatic renewal for successive one (1) year terms, subject to IAC’s continued ownership of a majority of the total combined voting power of Angi’s voting stock and any subsequent extension(s) or truncation(s) agreed to by Angi and IAC. Services currently provided to Angi by IAC pursuant to this agreement include: (i) assistance with certain legal, M&A, finance, risk management, internal audit and treasury functions, health and welfare benefits, information security services and insurance and tax affairs, including assistance with certain public company and unclaimed property reporting obligations, and (ii) accounting, investor relations and tax compliance services. The scope, nature and extent of services may be changed from time to time as Angi and IAC may agree. In connection with the Distribution, Angi and IAC anticipate that they will amend the Services Agreement to agree to continue the provision of certain services requested by Angi for an agreed period of time following the Distribution, on terms consistent with the Services Agreement, including Angi’s continued participation in IAC’s U.S. health and welfare plans, 401(k) plan and flexible benefits plan until January 1, 2026.
Angi was charged approximately $3.0 million by IAC for services provided during the nine months ended September 30, 2024 pursuant to the Services Agreement and there were no outstanding payables pursuant to the Services Agreement as of September 30, 2024.
Tax Sharing Agreement
The Tax Sharing Agreement was entered into in 2017. It governs Angi’s and IAC’s rights, responsibilities and obligations with respect to tax liabilities and benefits, entitlements to refunds, preparation of tax returns, tax contests and other tax matters regarding U.S. federal, state and local and foreign income taxes. Under the Tax Sharing Agreement, Angi is generally responsible and required to indemnify IAC for: (i) all taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or its subsidiaries that includes Angi or any of its subsidiaries to the extent such taxes are attributable to Angi or any of its subsidiaries, as determined under the Tax Sharing Agreement and (ii) all taxes imposed with respect to any consolidated, combined, unitary or separate tax returns of Angi or its subsidiaries.
The Tax Sharing Agreement also addresses the parties’ respective rights, responsibilities and obligations with respect to transactions like the Distribution, including the Distribution if it is completed. Under the Tax Sharing Agreement, each party generally will be responsible for any taxes and related amounts imposed on IAC or Angi (or their respective subsidiaries) that arise from the failure of a spin-off of IAC’s interest in Angi (including, if completed, the Distribution) to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Code, to the extent that the failure to so qualify is attributable to (i) a breach of the relevant covenants made by that party in the Tax Sharing Agreement, (ii) an acquisition of such party’s equity securities (or certain arrangements or substantial negotiations or discussions with respect to certain such acquisitions) or assets, or (iii) solely with respect to Angi, any inaccuracy of any representation or covenant made by Angi in any documents provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of the Distribution.
The Tax Sharing Agreement generally requires Angi to take any action reasonably requested by IAC to consummate a tax-free spin-off of IAC’s interest in Angi and not to take or fail to take any action that could reasonably be expected to prevent such a spin-off.
In addition, the Tax Sharing Agreement imposes certain restrictions on Angi and its subsidiaries during the two-year period following any spin-off (including, if completed, the Distribution) that are designed to preserve the tax-free status thereof. Specifically, during such period, except in specific circumstances, Angi and its subsidiaries generally would be prohibited from: (i) entering into any transaction pursuant to which Angi capital stock would be acquired above a certain threshold, (ii) merging, consolidating or liquidating, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of Angi capital stock, (vi) taking or failing to take other actions inconsistent with representations or covenants in any tax opinion or private letter ruling documents or (vii) ceasing to engage in any active trade or business as defined in the Code.

At September 30, 2024, there were outstanding payables due to IAC from Angi pursuant to the Tax Sharing Agreement in the amount of approximately $1.3 million. There were approximately $2.3 million of payments to IAC pursuant to the Tax Sharing Agreement during the nine months ended September 30, 2024.
Sub-leasing Arrangements
Angi subleased certain office space to IAC and billed IAC approximately $0.1 million of rent for the nine months ended September 30, 2024. IAC subleases certain office space to Angi and billed Angi approximately $0.3 million of rent for the nine months ended September 30, 2024 (together, the “Sub-lease Arrangements”). At September 30, 2024, there were no outstanding receivables due to or from IAC pursuant to the Sub-lease Arrangements. In connection with the Distribution, IAC and Angi anticipate that they will terminate the Sub-lease Arrangements.

RECENT DEVELOPMENTS
Prior to the completion of the Distribution, and regardless of whether the Distribution occurs, Angi expects to effect the reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten. This will be effected pursuant to an amendment to Angi’s amended and restated certificate of incorporation, which the Angi board of directors has approved. Angi expects that a subsidiary of IAC, in its capacity as the record holder of a majority of Angi shares entitled to vote on the matter, will approve the amendment to Angi’s amended and restated certificate of incorporation to authorize the reverse stock split. Following such approval, the Angi board of directors will be able to effect the reverse stock split at any time after the 20th day following the mailing of the Information Statement on Schedule 14C to Angi stockholders describing the reverse stock split.
The Angi board of directors considered various factors in connection with approving the amendment to Angi’s amended and restated certificate of incorporation for the reverse stock split. The primary purposes of the reverse stock split include improving the perception of Angi Class A common stock as an investment security and decreasing price volatility for Angi Class A common stock, as currently small price movements may cause relatively large percentage changes in the stock price. The Angi board of directors considered that any resulting increase in the per share price of Angi Class A common stock following a reverse stock split could encourage increased investor interest in the stock and promote greater liquidity for holders of Angi Class A common stock, although they noted that there was no assurance that the reverse stock split would cause any such increase.
Many brokerage houses and institutional investors have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers, further limiting the liquidity of low-priced stock. These factors could result in lower prices and larger spreads in the bid and ask prices for the stock. Additionally, investors may be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. A greater price per share of Angi Class A common stock could allow a broader range of institutions to invest in the stock and permit Angi Class A common stock to qualify for institutional investors’ investment indices and investment guidelines.
Further, while increasing the trading price of Angi Class A common stock is not necessary from a Nasdaq compliance standpoint at this time, low-priced stocks that trade at or below the minimum price required by Nasdaq rules for a certain period of time are at risk of delisting. A reverse stock split could help avoid that outcome, depending on the resulting stock price.
The Angi board of directors also considered various risks associated with effecting a reverse stock split, including that a reverse stock split may not result in a sustained increase in the price of Angi Class A common stock (including as a result of other factors such as our financial results, market conditions and the market perception of our business). Further, the other potential benefits of a reverse stock split as noted above may not occur.
If the amendments to the Angi amended and restated certificate of incorporation to effect the reverse stock split are approved through a stockholder written consent, additional information about the reverse stock split will be included in the Information Statement on Schedule 14C that Angi will file with the SEC and provide to Angi stockholders with respect to the Distribution Amendments and the amendment to Angi’s amended and restated certificate of incorporation required for the reverse stock split.

USE OF PROCEEDS
Neither Angi nor IAC will receive any proceeds from the Distribution.

DETERMINATION OF OFFERING PRICE
No consideration will be paid for the shares of Angi Class A common stock distributed by IAC in the Distribution.

DESCRIPTION OF ANGI CLASS A COMMON STOCK
The following is a description of the capital stock of Angi. Except where noted, the following assumes the completion of the Distribution and of the adoption of the amendments to the amended and restated certificate of incorporation and amended and restated bylaws of Angi. It does not purport to be complete. For a more detailed description of the Angi capital stock, see the applicable provisions of the DGCL, the amended and restated certificate of incorporation of Angi (as it will be further amended in connection with the consummation of the Distribution, if the Distribution is completed), and the amended and restated bylaws of Angi (as they will be further amended in connection with the consummation of the Distribution if the Distribution is completed). This description is subject to, and qualified in its entirety by reference to, the DGCL and such documents, including Exhibits 3.1 through 3.5 of the Registration Statement on Form S-3 to which this prospectus forms a part.
Angi Authorized Capital Stock
Angi’s authorized capital stock consists of 5,500,000,000 shares of stock, comprised of 2,000,000,000 shares of Angi Class A common stock, 1,500,000,000 shares of Angi Class B common stock, 1,500,000,000 shares of Class C common stock, par value $0.001 per share (the “Angi Class C common stock”) and 500,000,000 shares of preferred stock, par value $0.001 per share (the “Angi preferred stock”).
As of [•], 2025, there were [•] shares of Angi Class A common stock outstanding, [•] shares of Angi Class B common stock outstanding and no shares of Angi Class C common stock or Angi preferred stock outstanding. Immediately after the reverse stock split, it is expected there will be approximately [•] shares of Angi Class A common stock outstanding, [•] shares of Angi Class B common stock outstanding and no shares of Angi Class C common stock or Angi preferred stock outstanding. If the Distribution is consummated, there will no longer be any shares of Angi Class B common stock outstanding, the number of authorized shares of Angi Class B common stock available for issuance will be reduced by the number of shares of Angi Class B common stock that were outstanding immediately prior to the consummation of the Distribution, and the number of outstanding shares of Angi Class A common stock will increase by the number of shares of Angi Class B common stock that were outstanding immediately prior to the time IAC voluntarily converts all of the shares of Angi Class B common stock held by it into shares of Angi Class A common stock, which it intends to do prior to the consummation of the Distribution.
The number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the vote of the holders of a majority of the voting power of all then-outstanding shares of Angi Class A common stock, Angi Class B common stock and any outstanding series of preferred stock entitled to vote thereon, voting together as one class, or as otherwise permitted by the DGCL. Shares of Angi Class A common stock are registered pursuant to Section 12 of the Exchange Act.
Angi Common Stock
The rights of holders of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock are identical, except for the differences described below under “— Voting Rights,” “— Dividend Rights” and “— Conversion Rights.” Any authorized but unissued shares of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock are available for issuance by the Angi board of directors without any further stockholder action, subject to any limitations imposed by applicable Nasdaq rules.
Voting Rights
Holders of Angi Class A common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Holders of Angi Class B common stock are entitled to ten votes per share on all matters to be voted upon by stockholders. Holders of Angi Class C common stock are not entitled to any votes per share (except as, and then only to the extent, otherwise required by the laws of Delaware, in which case such holders are entitled to one one-hundredth of a vote per share). Holders of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock do not have cumulative voting rights in the election of directors.

Dividend Rights
Holders of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock are entitled to ratably receive dividends (other than in the event of a share distribution or an asset distribution, as further described below) if, as and when declared from time to time by the Angi board of directors in its discretion out of funds legally available for that purpose, after payment of any dividends required to be paid on any outstanding preferred stock. Under Delaware law, Angi can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
In a distribution of shares of Angi common stock, Angi may distribute: (i) shares of Angi Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Angi Class C common stock), on an equal per share basis, to holders of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock or (ii) (x) shares of Angi Class A common stock (or securities convertible into or exercisable or exchangeable for shares of Angi Class A common stock), on an equal per share basis, to holders of Angi Class A common stock, (y) shares of Angi Class B common stock (or securities convertible into or exercisable or exchangeable for shares of Angi Class B common stock), on an equal per share basis, to holders of Angi Class B common stock and (z) shares of Angi Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Angi Class C common stock), on an equal per share basis, to holders of Angi Class C common stock.
In a distribution of any other Angi securities or the capital stock or other securities of another person or entity, Angi may choose to distribute: (i) identical securities, on an equal per share basis, to holders of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock, (ii) a separate class or series of securities to holders of shares of Angi Class A common stock, a separate class of securities to holders of shares of Angi Class B common stock and a separate class or series of securities to holders of shares of Angi Class C common stock, on an equal per share basis, (iii) a separate class or series of securities to holders of shares of Angi Class B common stock and a different class or series of securities to holders of shares of Angi Class A common stock and Angi Class C common stock, on an equal per share basis or (iv) a separate class or series of securities to holders of shares of Angi Class C common stock and a different class or series of securities to holders of shares of Angi Class A common stock and Angi Class B common stock, on an equal per share basis, provided that, in the case of clause (ii), (iii) or (iv), the different classes or series of securities to be distributed are not different in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), with either (x) holders of shares of Angi Class B common stock receiving the class or series of securities having the highest relative voting rights or (y) holders of shares of Angi Class B common stock and Angi Class A common stock receiving a class or series of securities having the highest relative voting rights. A dividend involving a class or series of securities of another person or entity may be treated as a share distribution or as an asset distribution as determined by the Angi board of directors.
In a distribution of Angi’s assets (including shares of any class or series of capital stock of another person or entity owned by Angi) to holders of any class or classes of common stock, a dividend in cash and/or other property will be paid to holders of each other class of common stock then outstanding on an equal per share basis in an amount, in the case of a dividend consisting solely of cash, equal to the fair market value of such holders’ ownership interest in the assets paid as a dividend pursuant to the asset distribution, or having a fair market value, in the case of any other dividend, equal to the fair market value of such holders’ ownership interest in assets paid as a dividend pursuant to the asset distribution.
The Angi board of directors has the power and authority to, in good faith, make all determinations regarding, among other things: (i) whether or not a dividend is an equal dividend per share or is declared and paid on an equal per share basis, (ii) whether one or more classes or series of securities differ in any respect other than their relative voting rights and (iii) any other interpretations that may be required under the dividend rights provisions of the Angi amended and restated certificate of incorporation described above.

Conversion Rights
Shares of Angi Class B common stock are convertible into shares of Angi Class A common stock at the option of the holder at any time on a share for share basis. The conversion ratio will in all events be equitably preserved in the event of any recapitalization of Angi by means of a stock dividend on, or a stock split or combination of, the outstanding shares of Angi Class A common stock or of Angi Class B common stock, or in the event of any merger, consolidation or other reorganization of Angi with another corporation. Upon the conversion of a share of Angi Class B common stock into a share of Angi Class A common stock, the applicable share of Angi Class B common stock will be retired and will not be subject to reissue. Shares of Angi Class A common stock and shares of Angi Class C common stock have no conversion rights.
Liquidation Rights
Upon the liquidation, dissolution or winding up of Angi, holders of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock are entitled to receive ratably the assets available for distribution to the stockholders after the rights of holders of shares of preferred stock have been satisfied.
Other Matters
Shares of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock have no preemptive rights pursuant to the terms of the Angi amended and restated certificate of incorporation and amended and restated bylaws. There are no redemption or sinking fund provisions applicable to shares of Angi Class A common stock, Angi Class B common stock or Angi Class C common stock. All outstanding shares of Angi Class A common stock and Angi Class B common stock are fully paid and non-assessable.
Listing
Angi Class A common stock is listed on The Nasdaq Global Select Market under the symbol “ANGI.”
Transfer Agent and Registrar
The transfer agent and registrar for Angi Class A common stock is Computershare Trust Company, N.A.
Preferred Stock
Pursuant to the amended and restated certificate of incorporation, the Angi board of directors may, by resolution, designate the powers, preferences, rights and qualifications, limitations and restrictions of the shares of preferred stock (and without further stockholder approval, subject to any limitation imposed by the Nasdaq rules). The rights, preferences and privileges of such preferred stock may be superior to, and may adversely affect, the rights of our common stock. Each series will consist of that number of shares as will be fixed by the Angi board of directors and stated and expressed in the resolution providing for the issuance of the preferred stock of the series.
Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements
Certain provisions of the DGCL and certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws (including amendments that will take effect in connection with the consummation of the Distribution if the Distribution is completed) summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interests, including attempts that might result in a premium being paid over the market price for the shares held by Angi stockholders.
Multi-Class Structure
As discussed above, each share of Angi Class B common stock has ten votes per share, while each share of Angi Class A common stock (the only class of Angi capital stock that is publicly traded) has one vote per share. Except as provided in the amended and restated certificate of incorporation of Angi or by the DGCL, the holders of Angi Class A common stock and the holders of Angi Class B common stock vote on all matters (including the election of directors) together as one class. Angi Class C common stock, of which no shares are outstanding, does not have any voting rights. While no shares of Angi Class B common stock will be outstanding upon completion of the Distribution and Angi does not currently expect to issue any shares of Angi Class B common stock thereafter, if shares of Angi Class B common stock were to be issued following the consummation of the Distribution, the holder could acquire concentrated control of the voting power of Angi capital stock, which could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.
Classified Board
Upon the consummation of the Distribution (if the Distribution is completed), the Angi amended and restated certificate of incorporation will provide that, until the Angi annual meeting of stockholders in 2032, the Angi board of directors will be divided into three classes. The first term of office for the Class I directors will expire at the 2025 Angi annual meeting of stockholders. The first term of office for the Class II directors will expire at the 2026 Angi annual meeting of stockholders. The first term of office for the Class III directors will expire at the 2027 Angi annual meeting of stockholders. At each annual meeting of stockholders commencing with the 2025 Angi annual meeting, the directors of the class to be elected at such annual meeting shall be elected for a three-year term; provided that commencing with the 2030 Angi annual meeting of stockholders, (i) the directors of the class to be elected at the 2030 Angi annual meeting shall be elected for a term expiring at the next annual meeting of stockholders; and (ii) the directors of the classes to be elected at the 2031 Angi annual meeting shall be elected for a term expiring at the next annual meeting of stockholders. Commencing with the 2032 Angi annual meeting of stockholders, all directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and the Angi board of directors will thereafter no longer be divided into classes. Before the Angi board of directors is declassified, it would take at least two annual meetings of stockholders to occur for any individual or group to gain control of the Angi board of directors. Accordingly, while the Angi board of directors is divided into classes, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control Angi.
Director Removal and Vacancies
Upon the consummation of the Distribution (if the Distribution is completed), the Angi amended and restated certificate of incorporation will provide that, for so long as the Angi board of directors is classified, Angi stockholders may remove directors only for cause.
The DGCL provides that board vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless: (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy. Upon the consummation of the Distribution (if the Distribution is completed), the amended and restated certificate of incorporation and the amended and restated bylaws of Angi will provide that vacancies and newly created directorships may be filled only by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship (even if less than a quorum).
No Cumulative Voting
Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. The amended and restated Angi certificate of incorporation does not provide for cumulative voting.
Elimination of Shareholder Action by Written Consent
Upon the consummation of the Distribution (if the Distribution is completed), the Angi amended and restated certificate of incorporation will provide that stockholders may not act by written consent without a meeting. All future stockholder action therefore would need to take place at an annual or a special meeting of Angi’s stockholders duly noticed and called in accordance with the DGCL.
Special Meetings of Stockholders
Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such other persons as may be authorized in the certificate of incorporation or the bylaws of the corporation. The Angi amended and restated bylaws provide that special meetings of the stockholders may be called by the chairman of the Angi board of directors or by a majority of Angi directors. Angi stockholders, however, may not call a special meeting of stockholders.
Amending the Certificate of Incorporation and Bylaws
Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders (except that, unless required by the certificate of incorporation, no meeting or vote of stockholders is required to adopt an amendment for certain specified changes) and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares. If a class vote on the amendment is required by the DGCL, or by the certificate of incorporation, approval by a majority of the outstanding shares of stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. The Angi amended and restated certificate of incorporation provides that Angi reserves the right to amend, alter, change or repeal any provision contained in such amended and restated certificate of incorporation, as prescribed by the DGCL.
Under the DGCL, the board of directors may adopt, amend or repeal a corporation’s bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to adopt, amend or repeal bylaws.
The Angi amended and restated certificate of incorporation and amended and restated bylaws allow the Angi board of directors to adopt, amend or repeal the amended and restated bylaws by the vote of a majority of all directors.
Authorized but Unissued Shares
Delaware companies are permitted to authorize shares that may be issued in the future. A substantial number of unissued shares of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock and preferred stock are available for future issuances by the Angi board of directors without stockholder approval, subject to any limitations imposed by the Nasdaq rules. Issuances of these shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and pursuant to employee benefit plans. The existence of any authorized but unissued and unreserved shares of Angi Class A common stock, Angi Class B common stock and Angi Class C common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Angi by means of a proxy contest, tender offer, merger or otherwise.
Delaware Business Combination Law
Upon the consummation of the Distribution and the effectiveness of the Distribution Amendments (if the Distribution is completed), Angi will be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Angi board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Angi Class A common stock held by stockholders.
Exclusive Jurisdiction
The amended and restated bylaws provide that a state court located within Delaware, or if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware, shall be the exclusive forum for all of the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for or based on breach of fiduciary duty owed by any current or former director or officer or other employee of Angi to Angi or to its stockholders, (iii) any action asserting a claim against Angi or any of its current or former directors, officers or other employees pursuant to the DGCL, the amended and restated certificate of incorporation and the amended and restated bylaws, (iv) any action asserting a claim relating to or involving us that is governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim,” as defined under the DGCL.
Limitation on Liability and Indemnification of Directors and Officers
Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made or is threatened to be made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interest of the corporation and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified.
The DGCL requires indemnification of directors and certain officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third party action.
Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.
The DGCL permits a corporation to provide in its certificate of incorporation that an officer or director of the corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability: (i) for any breach of the officer or director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) with respect to directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions; (iv) for any transaction from which the officer or director derived an improper personal benefit; or (v) of an officer in any action by or in the right of the corporation. The Angi amended and restated certificate of incorporation provides for such limitation of liability.
In addition, the Angi amended and restated certificate of incorporation provides that Angi must indemnify its directors and officers to the fullest extent authorized by law. Under the amended and restated bylaws, Angi is also expressly required to advance certain expenses to its directors and officers and is permitted to carry directors’ and officers’ insurance providing indemnification for its directors and officers for some liabilities.
Waiver of Corporate Opportunity of IAC and Officers and Directors of IAC
The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation renouncing any interests or expectancy of a corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.
The Angi amended and restated certificate of incorporation includes a “corporate opportunity” provision that renounces any of Angi’s interests or expectancy: (i) to participate in any business of IAC or (ii) in any potential transaction or matter that may constitute a corporate opportunity for both (a) IAC and (b) Angi. Under this provision, Angi further recognizes that: (x) any of its directors or officers who are also officers, directors, employees or other affiliates of IAC or its affiliates (except that Angi and its subsidiaries will not be deemed affiliates of IAC or its affiliates for purposes of this provision) and (y) IAC itself has no duty to offer or communicate information regarding such a corporate opportunity. The provision generally provides that neither IAC nor Angi officers or directors who are also officers or directors of Angi or its affiliates will be liable to Angi or its stockholders for breach of any fiduciary duty by reason of: (A) such person’s participation in any business on behalf of IAC or (B) the fact that any such person pursues or acquires any corporate opportunity for the account of IAC or its affiliates, directs or transfers such corporate opportunity to IAC or its affiliates, or does not communicate information regarding such corporate opportunity to Angi. This renunciation does not extend to corporate opportunities expressly offered to Angi officers or directors solely in their capacities as an officer and/or director of Angi.
The corporate opportunity provision will have no further force or effect at such time as (1) Angi and IAC are no longer affiliates of one another and (2) none of the directors and/or officers of IAC serve as directors and/or officers of Angi or its subsidiaries; provided, however, that any such termination shall not terminate the effect of such provisions with respect to any agreement, arrangement or other understanding between Angi or any of its subsidiaries on the one hand, and IAC, on the other hand, that was entered into before such time or any transaction entered into in the performance of such agreement, arrangement or other understanding, whether entered into before or after such time.

SELLING STOCKHOLDER
Pursuant to the registration statement of which this prospectus forms a part, Angi is registering shares of Angi Class A common stock that will be distributed by IAC in order for IAC to effect the Distribution, though IAC stockholders will not be required to pay any consideration for the shares of Angi Class A common stock they receive in the Distribution and IAC will not receive any proceeds in connection with the Distribution.
The information set forth under the section entitled “The Distribution — Relationship Between IAC and Angi After the Distribution” is incorporated into this section by reference.
Allocation of CEO Compensation and Certain Expenses.
Joseph Levin, the current Chairman of Angi and Chief Executive Officer of IAC, was appointed Chief Executive Officer of Angi and served in this position from October 2022 through April 2024. For the period from January 1, 2024 to September 30, 2024, IAC allocated approximately $2.4 million in costs to Angi (including salary, benefits, stock-based compensation and costs related to Mr. Levin’s office) based on the amount of time spent on matters for each of Angi and IAC. The allocated costs also include costs directly attributable to Angi during the period referred to above that were initially paid for by IAC and billed by IAC to Angi. See the disclosure under the sections entitled “Compensation Discussion and Analysis — Compensation Elements — CEO Compensation” on page 31 of Angi’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 2024, and “Allocation of CEO Compensation and Certain Expenses” in Note 17 — Related Party Transactions with IAC to Angi’s consolidated financial statements on page 89 of Angi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024.
The following tables set forth information with respect to the beneficial ownership of Angi Class A common stock and Angi Class B common stock by IAC as of January 24, 2025. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. To our knowledge, IAC has sole voting and investment power with respect to such shares. The information below does not reflect occurrence of the anticipated reverse stock split.
Name of Beneficial Owner	Angi Class A Common Stock Owned Prior to the Distribution		Total Number of Shares Being Registered	Angi Class A Common Stock Owned After the Distribution
	# of Shares	% of Class Owned		# of Shares	% of Class Owned
IAC Inc.	419,598,827(1)	84.3(2)	[•](3)	0	0

(1)
Includes (i) 2,588,180 shares of Angi Class A common stock and (ii) 417,010,647 shares of Angi Class B common stock, which are convertible on a one-for-one basis into shares of Angi Class A common stock.

(2)
Calculated by dividing 419,598,827 shares of Angi Class A common stock held by IAC prior to the Distribution by the number of outstanding shares of Angi Class A common stock as of January 24, 2025, which includes (i) 80,971,101 shares of Angi Class A common stock and (ii) 417,010,647 shares of Angi Class B common stock, which are convertible on a one-for-one basis into shares of Angi Class A common stock.

(3)
Includes 417,010,647 shares of Angi Class A common stock following the conversion from Angi Class B common stock into Angi Class A common stock on a one-for-one basis prior to the Distribution.

Name of Beneficial Owner	Angi Class B Common Stock Owned Prior to the Distribution		Total Number of Shares Being Registered	Angi Class B Common Stock Owned After the Distribution
	# of Shares	% of Class Owned		# of Shares	% of Class Owned
IAC Inc.	417,010,647	100	0(1)	0	0

(1)
No shares of Angi Class B common stock are separately being registered, as each share of Angi Class B common stock will be converted on a one-for-one basis into shares of Angi Class A common stock prior to the Distribution, and upon conversion, IAC will own no shares of Angi Class B common stock.

PLAN OF DISTRIBUTION
Pursuant to the registration statement of which this prospectus forms a part, Angi is registering shares of Angi Class A common stock to allow IAC to effect the special dividend of Angi Class A common stock to IAC stockholders. On [•], 2025, IAC announced that its board of directors had declared a special dividend to the holders of IAC common stock and IAC Class B common stock, on a pro rata basis, of all of the shares of Angi Class A common stock that will be owned by IAC as of immediately prior to the effective time of the Distribution. IAC currently owns [•] shares of Angi Class A common stock and [•] shares of Angi Class B common stock, which shares are convertible to shares of Angi Class A common stock on a one-for-one basis. Prior to the effective time of the Distribution, IAC intends to voluntarily convert all of the shares of Angi Class B common stock owned by IAC into an equivalent number of shares of Angi Class A common stock. As a result of this conversion, there will be no shares of Angi Class B common stock outstanding, and the only class of Angi capital stock with shares outstanding will be the Angi Class A common stock. The effective time of the Distribution will be as of the close of business, New York City time, [•] on [•], 2025, subject to the satisfaction or waiver of certain conditions to the Distribution that are described in this prospectus. IAC expects to distribute approximately [•] shares of Angi Class A common stock in the Distribution (as adjusted for the anticipated occurrence of the reverse stock split of outstanding shares of Angi common stock described in this prospectus), which IAC expects will represent approximately [•]% of the outstanding shares of Angi Class A common stock as of the distribution date. Based on the number of shares of IAC common stock and IAC Class B common stock outstanding and the number of shares of Angi capital stock owned by IAC, in each case as of [•], 2025, and adjusted for the anticipated occurrence of the reverse stock split of Angi Class A common stock and Angi Class B common stock described in this prospectus, IAC expects that approximately [•] shares of Angi Class A common stock will be distributed in respect of each share of IAC common stock and IAC Class B common stock.
No fractional shares of Angi Class A common stock will be distributed in the Distribution. Instead, IAC’s distribution agent will determine the number of fractional shares of Angi Class A common stock allocable to each applicable holder of IAC capital stock as of the record date and aggregate all such fractional shares, then sell the whole of such shares of Angi Class A common stock in open market transactions (with the distribution agent, in its sole discretion, determining when, how, through which broker-dealer and at what price to make such sales), and distribute to each such registered holder, or for the benefit of each such registered holder, cash in lieu of any fractional share of Angi Class A common stock such holder’s ratable share of the proceeds of such sale, after making appropriate deductions for any amount required to be withheld under applicable law and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale. None of IAC, Angi or the distribution agent is required to guarantee any minimum sale price for the fractional shares of Angi Class A common stock. In the case of shares of IAC capital stock held in street name, the applicable broker, bank or nominee will determine the process for dealing with any entitlements to fractional shares of Angi Class A common stock, which may include allocation of fractional shares at the account level.
Angi is not selling any shares of its common stock pursuant to this prospectus, and Angi will not receive any proceeds from the transactions described in this prospectus. Angi has agreed to pay certain expenses relating to the Distribution.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences of the Distribution to “U.S. holders” (as defined below) of IAC common stock. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available on the date of this prospectus and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this prospectus.
This discussion applies only to U.S. holders of shares of IAC common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the Distribution will be completed as described in this prospectus. Holders of IAC common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the Distribution.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of IAC common stock in light of their particular circumstances nor does it address tax consequences applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations or government organizations, financial institutions, mutual funds, certain former U.S. citizens or long-term residents of the United States, broker-dealers, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or owners thereof, traders in securities who elect a mark-to-market method of accounting, holders who hold their IAC common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” holders who acquired IAC common stock upon the exercise of employee stock options or otherwise as compensation, individual retirement or other tax deferred accounts, U.S. holders whose functional currency is not the U.S. dollar, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits or U.S. holders that are required to accelerate the recognition of any item of gross income with respect to IAC common stock as a result of such income being recognized on an applicable financial statement). This discussion also does not address any tax consequences arising under the alternative minimum tax, the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided with respect to any tax consequences under state, local, or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of IAC common stock or any person who owns IAC Class B common stock.
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds IAC common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of IAC common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the tax consequences of the Distribution.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of IAC common stock, as applicable, that is, for U.S. federal income tax purposes:
•
an individual citizen or a resident of the United States;

•
a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS OF IAC COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
It is a condition to the Distribution that IAC receive an opinion of IAC’s outside counsel satisfactory to the IAC board of directors regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of IAC and Angi. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the applicable agreements or in any documents relating to the opinion of counsel are inaccurate or not complied with by IAC, Angi or any of their respective subsidiaries, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by IAC of an opinion of counsel, there can be no assurance that the IRS will not assert that the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, IAC, Angi and IAC stockholders could be subject to significant U.S. federal income tax liability. See “Material U.S. Federal Income Tax Consequences — The Distribution — Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable” below for a discussion of this topic.
Material U.S. Federal Income Tax Consequences if the Distribution Is Tax-Free.
If the Distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code, the U.S. federal income tax consequences of the Distribution generally are as follows:
•
no gain or loss will be recognized by (and no amount will be includible in the income of) IAC as a result of the Distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by IAC under Treasury Regulations relating to consolidated federal income tax returns;

•
no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of IAC common stock upon the receipt of Angi Class A common stock in the Distribution for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of Angi Class A common stock;

•
the aggregate tax basis of the IAC common stock held by a U.S. holder will be allocated between such holder’s IAC common stock and such holder’s Angi Class A common stock (including any fractional share interest in Angi Class A common stock for which cash is received) in proportion to the relative fair market value of each on the date of the Distribution; and

•
the holding period of the Angi Class A common stock received by each U.S. holder of IAC common stock in the Distribution (including any fractional share interest in Angi Class A common stock for which cash is received) will generally include the holding period for such holder’s IAC common stock.

If a U.S. holder of IAC common stock holds different blocks of IAC common stock (generally shares of IAC common stock acquired on different dates or at different prices), such holder should consult its own tax advisor regarding the determination of the basis and holding period of shares of Angi Class A common stock received in the Distribution in respect of particular blocks of IAC common stock.
Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.
As discussed above, notwithstanding receipt by IAC of an opinion of outside counsel, the IRS could assert that the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply, and IAC, Angi and IAC stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of IAC or Angi could cause the Distribution not to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Angi may be required to indemnify IAC for taxes (and certain related losses) resulting from the Distribution not qualifying as tax-free.
If the Distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code, in general, for U.S. federal income tax purposes, IAC would recognize taxable gain as if it had sold the Angi Class A common stock in a taxable sale for its fair market value (unless IAC and Angi jointly make an election under Section 336(e) of the Code with respect to the Distribution, in which case, in general, (1) the IAC group would recognize taxable gain as if Angi had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Angi Class A common stock and the assumption of all Angi liabilities and (2) Angi would obtain a related step up in the basis of its assets), and IAC stockholders who receive shares of Angi Class A common stock in the Distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Even if the Distribution were otherwise to qualify as a tax-free transaction under Section 355(a) of the Code, the Distribution may result in taxable gain to IAC (but not its stockholders) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in IAC or Angi. For this purpose, any acquisitions of IAC stock or Angi stock within the period beginning two years before, and ending two years after, the Distribution are presumed to be part of such a plan, although IAC or Angi may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations).
IAC and Angi are party to a tax sharing agreement that, among other things, allocates between IAC and Angi the responsibility for tax liabilities incurred by them as a result of the failure of the Distribution to qualify for tax-free treatment. For a discussion of the allocation of such tax liabilities under the tax sharing agreement, see “The Distribution — Relationship Between IAC and Angi After the Distribution — Tax Sharing Agreement.”
Information Reporting and Backup Withholding
Payments of cash to U.S. holders of IAC common stock in lieu of fractional shares of Angi Class A common stock in connection with the Distribution generally will be subject to information reporting and, under certain circumstances, may be subject to backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO PARTICULAR HOLDERS. ALL HOLDERS OF IAC COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

LEGAL MATTERS
The validity of the shares of Angi Class A common stock to be distributed in connection with the Distribution will be passed upon by Richards, Layton & Finger, P.A.

EXPERTS
The consolidated financial statements of Angi Inc. at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this Registration Statement and related prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ANNEX A
Unaudited Pro Forma Condensed Consolidated Financial Statements of Angi Inc.
IAC Inc. (“IAC”) intends to issue a special dividend (referred to as the “Distribution”) of all of the shares of Angi Inc. (“Angi”) Class A common stock that are owned by IAC after the voluntary conversion by IAC of all shares of Angi Class B common stock held by IAC into shares of Angi Class A common stock. As a result of this conversion, there will be no shares of Angi Class B common stock outstanding, and the only class of Angi capital stock with shares outstanding will be Angi Class A common stock. The special dividend will be paid pro rata to holders of record of IAC common stock and IAC Class B common stock on [•], 2025. Immediately following the Distribution, IAC will no longer hold any shares of Angi’s capital stock.
The following unaudited pro forma condensed consolidated financial statements give effect to the Distribution in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X.
For purposes of these unaudited pro forma condensed consolidated financial statements, the Distribution is assumed to have occurred as of January 1, 2023 with respect to the unaudited pro forma condensed consolidated statement of operations and as of September 30, 2024 with respect to the unaudited pro forma condensed consolidated balance sheet.
The unaudited pro forma condensed consolidated balance sheet as of September 30, 2024 has been derived from:
•
the unaudited historical consolidated balance sheet of Angi as of September 30, 2024.

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2024 and the year ended December 31, 2023 have been derived from:
•
the unaudited historical consolidated statement of operations of Angi for the nine months ended September 30, 2024.

•
the audited historical consolidated statement of operations of Angi for the year ended December 31, 2023.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Distribution occurred on January 1, 2023, nor is it indicative of Angi’s future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this prospectus as set forth in the notes to the unaudited pro forma condensed consolidated financial statements.
Because these unaudited pro forma condensed consolidated financial statements have been prepared based upon preliminary estimates, the impact of the Distribution and the timing thereof could cause material differences from the information presented herein.
These unaudited pro forma condensed consolidated financial statements should be read in conjunction with Angi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Angi’s historical consolidated financial statements and related notes thereto, which are incorporated by reference to this prospectus. See the section entitled “Incorporation of Certain Documents by Reference” of this prospectus.

Annex A-1

ANGI INC. UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024
(In thousands, except par value amounts)
	Angi Historical Consolidated	Adjustments Related to the Distribution	Notes	Autonomous Entity Adjustments	Notes	Angi Pro Forma
ASSETS
Cash and cash equivalents	$395,230	$—		$—		$395,230
Accounts receivable, net	52,402	—		—		52,402
Other current assets	51,888	—		—		51,888
Total current assets	499,520	—		—		499,520
Capitalized software, leasehold improvements and equipment net	85,599	—		—		85,599
Goodwill	888,079	—		—		888,079
Intangible assets, net	171,191	—		—		171,191
Deferred income taxes	172,031	(13,433)	2	—		158,598
Other non-current assets, net	39,587	—		—		39,587
TOTAL ASSETS	$1,856,007	$(13,433)		$—		$1,842,574
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Accounts payable	$33,147	$—		$—		$33,147
Deferred revenue	50,195	—		—		50,195
Accrued expenses and other current liabilities	160,260	2,385	1	3,194	5	165,839
Total current liabilities	243,602	2,385		3,194		249,181
Long-term debt, net	496,639	—		—		496,639
Deferred income taxes	2,047	—		—		2,047
Other long-term liabilities	44,217	—		—		44,217
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Class A common stock $0.001 par value	112	422	3	—		534
Class B convertible common stock $0.001 par value	422	(422)	3	—		—
Class C common stock $0.001 par value	—	—		—		—
Additional paid-in capital	1,462,474	(13,433)	2	—		1,449,041
Accumulated deficit	(193,729)	(2,385)	1	(3,194)	5	(199,308)
Accumulated other comprehensive income	3,278	—		—		3,278
Treasury stock	(203,055)	—		—		(203,055)
Total shareholders’ equity	1,069,502	(15,818)		(3,194)		1,050,490
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,856,007	$(13,433)		$—		$1,842,574
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Annex A-2

ANGI INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024
(In thousands, except par value amounts)
	Angi Historical Consolidated	Adjustments Related to the Distribution	Notes	Autonomous Entity Adjustments	Notes	Angi Pro Forma
Revenue	$917,243	$—		$—		$917,243
Cost of revenue (exclusive of depreciation shown separately below)	41,399	—		—		41,399
Gross profit	875,844	—		—		875,844
Operating costs and expenses:
Selling and marketing expense	470,817	—		—		470,817
General and administrative expense	246,717	—		2,396	5	249,113
Product development expense	72,849	—		—		72,849
Depreciation	65,741	—		—		65,741
Total operating costs and expenses	856,124	—		2,396		858,520
Operating income	19,720	—		(2,396)		17,324
Interest expense	(15,124)	—		—		(15,124)
Other income, net	15,033	—		—		15,033
Earnings before income taxes	19,629	—		(2,396)		17,233
Income tax benefit	18,505	—		575	4	19,080
Net earnings	38,134	—		(1,821)		36,313
Net earnings attributable to noncontrolling interests	(844)	—		—		(844)
Net earnings attributable to Angi Inc. shareholders	$37,290	$—		$(1,821)		$35,469
Per share information attributable to Angi Inc. shareholders:
Basic earnings per share	$0.07					$0.71(a)
Diluted earnings per share	$0.07					$0.70(a)
Weighted average Class A and Class B common stock shares outstanding:
Basic	500,889					50,089(a)
Diluted	507,028					50,703(a)

(a)
Prior to the effectiveness of the Distribution, Angi expects to effect a reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.
Annex A-3

ANGI INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023
(In thousands, except par value amounts)
	Angi Historical Consolidated	Adjustments Related to the Distribution	Notes	Autonomous Entity Adjustments	Notes	Angi Pro Forma
Revenue	$1,358,748	$—		$—		$1,358,748
Cost of revenue (exclusive of depreciation shown separately below)	62,547	—		—		62,547
Gross profit	1,296,201	—		—		1,296,201
Operating costs and expenses:
Selling and marketing expense	765,205	—		—		765,205
General and administrative expense	359,389	2,385	1	3,194	5	364,968
Product development expense	96,543	—		—		96,543
Depreciation	93,604	—		—		93,604
Amortization of intangibles	7,958	—		—		7,958
Total operating costs and expenses	1,322,699	2,385		3,194		1,328,278
Operating loss	(26,498)	(2,385)		(3,194)		(32,077)
Interest expense – third-party	(20,137)	—		—		(20,137)
Other income, net	18,427	—		—		18,427
Loss from continuing operations before income taxes	(28,208)	(2,385)		(3,194)		(33,787)
Income tax provision	(1,839)	(572)	4	766	4	(1,645)
Net loss from continuing operations	(30,047)	(2,957)		(2,428)		(35,432)
Net earnings attributable to noncontrolling interests	(629)	—		—		(629)
Net loss attributable to Angi Inc. shareholders from continuing operations	$(30,676)	$(2,957)		$(2,428)		$(36,061)
Per share information from continuing operations:
Basic loss per share	$(0.06)					$(0.70)(a)
Diluted loss per share	$(0.06)					$(0.70)(a)
Weighted average Class A and Class B common stock shares outstanding:
Basic	505,900					50,590(a)
Diluted	505,900					50,590(a)

(a)
Prior to the effectiveness of the Distribution, Angi expects to effect a reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.
Annex A-4

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
Adjustments Related to the Distribution:
(1)   Reflects additional estimated transaction costs related to the Distribution that are expected to be incurred by Angi subsequent to September 30, 2024 and are, therefore, not reflected in the historical consolidated financial statements of Angi.
(2)   As a result of the Distribution, Angi will no longer be part of the IAC tax group and will be allocated a portion of IAC consolidated federal and state tax attributes pursuant to the Internal Revenue Code and applicable state law. This adjustment reflects a preliminary estimated allocation and will be finalized upon the filing of IAC’s 2025 tax returns in the fourth quarter of 2026. Additionally, a portion of the tax attributes ultimately allocable to Angi may be payable to IAC upon realization pursuant to the tax sharing agreement.
(3)   Reflects the conversion of 422.0 million shares of Angi Class B common stock owned by IAC into shares of Angi Class A common stock. IAC will have no ownership interest in Angi after the Distribution.
(4)   Reflects the tax effects of the pro forma pre-tax adjustments at the applicable estimated statutory income tax rate of 24%.
Autonomous Entity Adjustments:
(5)   The unaudited pro forma condensed consolidated financial statements have been adjusted to depict Angi as an autonomous entity. Following the Distribution, Angi expects to incur certain costs including additional financial reporting and regulatory compliance, board of directors’ fees and expenses, accounting, internal audit, tax, legal, insurance, information technology, human resources, investor relations, risk management, treasury, and other general and administrative-related functions.
For the nine months ended September 30, 2024 and year ended December 31, 2023, Angi estimates that it would have incurred approximately $2.4 million and $3.2 million. respectively, of expenses in addition to IAC’s corporate costs allocated to Angi or incurred directly by Angi in its historical consolidated financial statements. The additional expenses have been estimated based on assumptions that Angi management believes are reasonable. However, actual incremental costs that will be incurred could differ materially from these estimates and will depend on several factors, such as the macro-economic environment and strategic decisions made in the applicable functional areas.
Earnings (Loss) Per Share
(6)   Pro forma earnings (loss) per share was calculated as follows:
	Nine Months Ended September 30, 2024
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share data)
Basic EPS:
Numerator:
Net earnings	$38,134	$36,313
Net earnings attributable to noncontrolling interests	(844)	(844)
Net earnings attributable to Angi Inc. Class A and Class B Common Stock shareholders	$37,290	$35,469
Denominator:
Weighted average basic Class A and Class B common stock shares outstanding(a)	500,889	50,089

Annex A-5

	Nine Months Ended September 30, 2024
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share data)
Earnings per share:
Earnings per share attributable to Angi Inc. Class A and Class B Common Stock shareholders(a)	$0.07	$0.71

	Nine Months Ended September 30, 2024
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share data)
Diluted EPS:
Numerator:
Net earnings	$38,134	$36,313
Net earnings attributable to noncontrolling interests	(844)	(844)
Net earnings attributable to Angi Inc. Class A and Class B Common Stock shareholders	$37,290	$35,469
Denominator:
Weighted average basic Class A and Class B common stock shares outstanding(a)	500,889	50,089
Dilutive securities(a)(b)(c)	6,139	614
Denominator for earnings per share-weighted average shares(a)(b)(c)	507,028	50,703
Earnings per share:
Earnings per share attributable to Angi Inc. Class A and Class B Common Stock shareholders(a)	$0.07	$0.70
	Year Ended December 31, 2023
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share data)
Basic EPS:
Numerator:
Net loss from continuing operations	$(30,047)	$(35,432)
Net earnings attributable to noncontrolling interests of continuing operations	(629)	(629)
Net loss from continuing operations attributable to Angi Inc. Class A and Class B Common Stock shareholders	$(30,676)	$(36,061)
Denominator:
Weighted average basic Class A and Class B common stock shares outstanding(a)	505,900	50,590
Loss per share:
Loss per share from continuing operations attributable to Angi Inc. Class A and Class B Common Stock shareholders(a)	$(0.06)	$(0.70)

Annex A-6

	Year Ended December 31, 2023
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share data)
Diluted EPS:
Numerator:
Net loss from continuing operations	$(30,047)	$(35,432)
Net earnings attributable to noncontrolling interests of continuing operations	(629)	(629)
Net loss from continuing operations attributable to Angi Inc. Class A and Class B Common Stock shareholders	$(30,676)	$(36,061)
Denominator:
Weighted average basic Class A and Class B common stock shares outstanding(a)	505,900	50,590
Dilutive securities(a)(b)(c)(d)	—	—
Denominator for loss per share-weighted average shares(a)(b)(c)(d)	505,900	50,590
Loss per share:
Loss per share from continuing operations attributable to Angi Inc. Class A and Class B Common Stock shareholders(a)	$(0.06)	$(0.70)

(a)
Prior to the effectiveness of the Distribution, Angi expects to effect a reverse stock split of the outstanding shares of Angi Class A common stock and Angi Class B common stock, in each case at a ratio of one-for-ten.

(b)
If the effect is dilutive, weighted average common shares outstanding include the incremental shares that would be issued upon the assumed exercise of stock options and subsidiary denominated equity and restricted stock units and market-based awards (“MSUs”). For the nine months ended September 30, 2024, 12.5 million and 1.2 million of potentially dilutive securities on a historical consolidated basis and a pro forma basis, respectively, were excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive.

(c)
MSUs and performance-based stock units (“PSUs”) are considered contingently issuable shares. Shares issuable upon exercise or vesting of MSUs or PSUs are included in the denominator for earnings (loss) per share if (i) the applicable market or performance condition(s) has been met and (ii) the inclusion of the MSUs and PSUs is dilutive for the respective reporting periods. For the nine months ended September 30, 2024, 3.1 million and 0.3 million underlying MSUs and PSUs were excluded from the calculation of historical consolidated and pro forma diluted EPS, respectively, because the market or performance condition(s) had not been met.

(d)
For the year ended December 31, 2023, the Company had a loss from continuing operations and as a result 29.0 million and 2.9 million of potentially dilutive securities were excluded from the calculation of historical consolidated and pro forma diluted EPS, respectively, because the impact would have been anti-dilutive. Accordingly, the weighted average basic shares outstanding were used to compute the EPS amounts for the year ended December 31, 2023.

Annex A-7

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.   Other Expenses of Issuance and Distribution.
The following table itemizes the fees and expenses payable by Angi in connection with the registration and sale of the securities being registered hereunder. All of such fees and expenses are estimates except the Securities and Exchange Commission (the “SEC”) registration fee. Angi will pay all of the costs identified below.
SEC Registration Fee	$119,008.89
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent Fees and Expenses	*
Miscellaneous	*
Total	$119,008.89

*
Fees and expenses not presently known.

Item 15.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify current or former directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person’s being or having been a director, officer, employee or agent of the corporation. Section 145 of the DGCL also permits a corporation to pay expenses incurred by a current or former director or officer in advance of the final disposition of a proceeding subject to receipt of an undertaking by a current director or officer to repay such amount if it shall be ultimately determined that such person is not entitled to be indemnified by the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
The Amended and Restated Certificate of Incorporation, as amended, of Angi (the “Angi certificate of incorporation”) and Amended and Restated Bylaws of Angi (the “Angi bylaws”) provide for indemnification of Angi’s directors and officers (and their legal representatives), and of those serving at the request of Angi board of directors or officers as an employee or agent of Angi, or as a director, officer, employee, or agent of another corporation, partnership, joint venture, or other enterprise, to the fullest extent authorized by the DGCL, except that Angi shall indemnify a person for a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by Angi board of directors. The Angi bylaws provide for mandatory advancement of expenses to persons entitled to indemnification in defending any action, suit or proceeding in advance of its final disposition, provided that, if the DGCL so requires, such persons provide an undertaking to repay such amounts advanced if it is ultimately determined that such person is not entitled to indemnification. From time to time, Angi directors and officers may be provided with indemnification agreements that are consistent with or provide greater protections to such directors or officers than the foregoing provisions and, to the extent such officers and directors serve as executive officers or directors of subsidiaries of Angi, consistent with the indemnification provisions of the charter documents of such subsidiaries. Angi has policies of directors’ and officers’ liability insurance that insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. Angi believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that directors and certain officers of the corporation are not personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability: (i) for any breach of the officer’s or director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) with respect to directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions; (iv) for any transaction from which the officer or director derived an improper personal benefit; or (v) of an officer in any action by or in the right of the corporation. The Angi certificate of incorporation provides for such limitation of liability.
The foregoing statements are subject to the detailed provisions of Sections 102(b)(7) and 145 of the DGCL and the full text of the Angi certificate of incorporation and the Angi bylaws. The indemnification rights conferred by Angi are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, agreement or vote of stockholders or disinterested directors or otherwise.
Insofar as the provisions of the Angi certificate of incorporation or Angi bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, Angi has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16.   Exhibits.
The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-3:
Exhibit
2.1	Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017, by and among Angie’s List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. and Casa Merger Sub, Inc. (filed as Annex B to the Proxy Statement/Prospectus of Angie’s List, Inc. and ANGI Homeservices Inc., filed on August 30, 2017 pursuant to Rule 424(b)(3), and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation of Angi Inc. (filed as Exhibit 3.1 to Angi’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, and incorporated herein by reference).
3.2	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of Angi Inc. (reverse stock split).†
3.3	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of Angi Inc. (distribution amendments).†
3.4	Amended and Restated Bylaws of Angi Inc. (filed as Exhibit 3.1 to Angi’s Current Report on Form 8-K, filed on September 18, 2023, and incorporated herein by reference).
3.5	Form of Amendment to Amended and Restated Bylaws of Angi Inc.†
4.1	Description of Securities Registered Under Section 12 of the Exchange Act (filed as Exhibit 4.1 to Angi’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024, and incorporated herein by reference).
4.2	Investor Rights Agreement, dated as of September 29, 2017, by and between ANGI Homeservices Inc. and IAC/InterActiveCorp (filed as Exhibit 2.2 to Angi’s Current Report on Form 8-K, filed on October 2, 2017, and incorporated herein by reference).
4.3	Indenture, dated as of August 20, 2020, among ANGI Group, LLC, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (filed as Exhibit 4.1 to Angi’s Current Report on Form 8-K, filed on August 20, 2020, and incorporated herein by reference).
5.1	Opinion of Richards, Layton & Finger, P.A. as to the validity of the securities being registered.**
8.1	Opinion of Wachtell, Lipton, Rosen & Katz, as to certain material U.S. federal tax matters.**
10.1	Contribution Agreement, dated as of September 29, 2017, by and between ANGI Homeservices Inc. and IAC/InterActiveCorp. (filed as Exhibit 2.1 to Angi’s Current Report on Form 8-K, filed on October 2, 2017, and incorporated herein by reference).*

Exhibit
10.2	Services Agreement, dated as of September 29, 2017, by and between ANGI Homeservices Inc. and IAC/InterActiveCorp. (filed as Exhibit 2.3 to Angi’s Current Report on Form 8-K, filed on October 2, 2017, and incorporated herein by reference).*
10.3	Tax Sharing Agreement, dated as of September 29, 2017, by and between ANGI Homeservices Inc. and IAC/InterActiveCorp. (filed as Exhibit 2.4 to Angi’s Current Report on Form 8-K, filed on October 2, 2017, and incorporated herein by reference).*
10.4	Employee Matters Agreement, dated as of September 29, 2017, by and between ANGI Homeservices Inc. and IAC/InterActiveCorp. (filed as Exhibit 2.5 to Angi’s Current Report on Form 8-K, filed on October 2, 2017, and incorporated herein by reference).*
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Angi.†
23.2	Consent of Richards, Layton & Finger, P.A. as to the validity of the securities being registered (included in Exhibit 5.1).**
24.1	Powers of Attorney (included on Signature Page).†
107	Filing Fee Table.†

†
Filed herewith.

*
Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

**
To be filed by amendment.

Item 17.   Undertakings.
(a)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than for the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 27th day of January, 2025.
Angi Inc.
By:
/s/ Jeffrey W. Kip

Name: Jeffrey W. Kip
Title:  Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Shannon Shaw and Andrew Russakoff, and each of them, with full power to act without the other, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement, and any and all amendments thereto (including post-effective amendments) as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Joseph Levin Joseph Levin	Chairman of the Board and Director	January 27, 2025
/s/ Jeffrey W. Kip Jeffrey W. Kip	Chief Executive Officer and Director (Principal Executive Officer)	January 27, 2025
/s/ Andrew Russakoff Andrew Russakoff	Chief Financial Officer (Principal Financial Officer)	January 27, 2025
/s/ Julie Gosal Horau Julie Gosal Horau	Chief Accounting Officer (Principal Accounting Officer)	January 27, 2025
/s/ Thomas R. Evans Thomas R. Evans	Director	January 27, 2025
/s/ Alesia J. Haas Alesia J. Haas	Director	January 27, 2025

Signature	Title	Date
/s/ Christopher Halpin Christopher Halpin	Director	January 27, 2025
/s/ Kendall F. Handler Kendall F. Handler	Director	January 27, 2025
/s/ Angela R. Hicks Bowman Angela R. Hicks Bowman	Director	January 27, 2025
/s/ Sandra Hurse Sandra Hurse	Director	January 27, 2025
/s/ Jeremy G. Philips Jeremy G. Philips	Director	January 27, 2025
/s/ Thomas C. Pickett Jr Thomas C. Pickett Jr.	Director	January 27, 2025
/s/ Glenn H. Schiffman Glenn H. Schiffman	Director	January 27, 2025
/s/ Mark Stein Mark Stein	Director	January 27, 2025
/s/ Suzy Welch Suzy Welch	Director	January 27, 2025